Exhibit 99.3

AURINIA PHARMACEUTICALS INC.

NOTICE OF ANNUAL GENERAL MEETING

OF SHAREHOLDERS

TO BE HELD ON

June 21, 2017

and

MANAGEMENT INFORMATION CIRCULAR

Dated May 12, 2017

AURINIA PHARMACEUTICALS INC.

Notice of Annual General Meeting of Shareholders

NOTICE is hereby given that the Annual General Meeting (the “Meeting”) of shareholders of Aurinia Pharmaceuticals Inc. (the “Company”) will be held at 1200 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia on Wednesday, June 21, 2017, at 9:00 AM, Pacific Time, for the following purposes:

1.	to elect the directors for the ensuing year;

2.	to receive the audited consolidated financial statements of the Company for the financial year ended December 31, 2016, and the report of the auditors thereon;

3.	to re-appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditors of the Company and to authorize the Company’s audit committee to fix the auditors’ remuneration;

4.	to consider and, if deemed appropriate, approve, with or without amendment, by ordinary resolution, the unallocated entitlements under the Company’s stock option plan; and

5.	to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Management of the Company is soliciting proxies on the accompanying form of proxy (the “Proxy”). Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the Proxy so that as large a representation of shareholders as possible may be had at the Meeting. Specific details of the matters being put before the Meeting are set forth in more detail in the accompanying management information circular.

The board of directors (the “Board”) has determined that only holders of record of the common shares of the Company at the close of business on May 12, 2017 will be entitled to vote in respect of the items set out in this notice of meeting at the Meeting. The Board has also determined 9:00 AM, Pacific Time, on June 19, 2017 as the time before which proxies to be used or acted upon at the Meeting or any adjournment thereof must be deposited with the Company’s transfer agent. Failure to properly complete or deposit a Proxy may result in its invalidation.

DATED this 12th day of May, 2017.

BY ORDER OF THE BOARD

(signed) “Richard Glickman”
Richard Glickman
Chairman and Chief Executive Officer

Table of Contents

PART 1 VOTING INFORMATION	1
1.1 SOLICITATION OF PROXIES	1
1.2 APPOINTMENT AND REVOCATION OF PROXIES	1
1.3 REGISTERED SHAREHOLDERS	1
1.4 NON-REGISTERED SHAREHOLDERS	1
1.5 DESCRIPTION OF THE COMPANY	2
1.6 VOTING OF PROXIES	2
1.7 VOTING SHARES AND PRINCIPAL HOLDERS THEREOF	2
1.8 NOTICE AND ACCESS	3
PART 2 BUSINESS OF THE MEETING	4
2.1 SIZE OF BOARD AND ELECTION OF DIRECTORS	4
2.1.1 Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions	7
2.1.2 Directors’ Attendance at Board and Committee Meetings	8
2.1.3 Other Board Memberships	8
2.1.4 Directors’ and Officers’ Insurance and Indemnification	8
2.2 PRESENTATION OF FINANCIAL STATEMENTS AND AUDITOR’S REPORT	8
2.3 APPOINTMENT AND REMUNERATION OF AUDITORS	9
2.4 APPROVAL OF STOCK OPTION PLAN	9
PART 3 STATEMENT OF EXECUTIVE COMPENSATION	10
3.1 COMPENSATION OF EXECUTIVES	10
3.1.1 Compensation Discussion and Analysis	11
3.1.2 Managing Compensation Risk	13
3.1.3 Performance Graph	15
3.1.4 Anti-Hedging Protection	16
3.1.5 Summary Compensation Table	17
3.1.6 Narrative Discussion of Compensation	18
3.1.7 Incentive Plan Awards	23
3.2 COMPENSATION OF DIRECTORS	24
3.3 EQUITY COMPENSATION PLAN	26
3.3.1 Stock Option Plan	26
3.3.2 Pension Plan Benefits	28
3.4 SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	28
3.5 INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	29
PART 4 REPORT ON CORPORATE GOVERNANCE AND OTHER ITEMS	29
4.1 COMMITTEES OF THE BOARD	29
4.2 INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	30
4.3 SHAREHOLDER PROPOSALS	30
4.4 ADDITIONAL INFORMATION	30
4.5 APPROVAL BY DIRECTORS	30

APPENDIX “A” – STATEMENT OF CORPORATE GOVERNANCE PRACTICES

APPENDIX “B” – MANDATE OF THE BOARD OF DIRECTORS

MANAGEMENT INFORMATION CIRCULAR

PART 1

VOTING INFORMATION

This management information circular (the “Circular”) is furnished in connection with the solicitation by the management of Aurinia Pharmaceuticals Inc. (the “Company”) of proxies to be voted at the annual general meeting of shareholders (each a “Shareholder”) of the Company (the “Meeting”), to be held at 1200 Waterfront Center, 200 Burrard Street, Vancouver, British Columbia, on June 21, 2017, at 9:00 AM, Pacific Time, for the purposes set forth in the accompanying notice of the Meeting, and at any adjournment thereof. Except as otherwise stated, the information contained herein is given as at May 12, 2017, and all dollar amounts and references to $ or to US$ are to United States dollars and references to CDN$ are to Canadian dollars. The 2016 annual average exchange rate for conversion of US dollars into Canadian dollars was US$1.00 = CDN$1.3248 based upon the Bank of Canada noon rate.

1.1	SOLICITATION OF PROXIES

Proxies for the Meeting are being solicited by the management of the Company and the expenses of solicitation of proxies will be borne by the Company. The solicitation will be made primarily by mail; however, officers and regular employees of the Company may also solicit proxies by telephone, electronic mail or in person.

1.2	APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the Proxy are directors of the Company (“Directors”) or officers of the Company (“Officers”). Each Shareholder is entitled to appoint any other person to represent him at the Meeting, and at any adjournment thereof.

A Shareholder desiring to appoint another person (who need not be a Shareholder) to represent them at the Meeting, and at any adjournment thereof, may do so either by striking out the names of the management nominees set forth in Proxy and inserting such person’s name therein or by completing another proper Proxy and, in either case, sending the completed Proxy in the reply envelope for delivery before the Meeting, or any adjournment thereof, or by depositing such Proxy with the Chair of the Board on the day of the Meeting, at the Meeting or any adjournment thereof.

A Shareholder giving a Proxy pursuant to this solicitation may revoke any such Proxy by an instrument in writing executed by the Shareholder or by their attorney duly authorized in writing, or if the Shareholder is a corporation, executed under its corporate seal or by an officer or attorney duly authorized in writing, and deposited with the Company, c/o Computershare Investor Services Inc., Attention: Proxy Department, 100 University Avenue, 9th Floor, North Tower, Toronto, Ontario M5J 2Y1, at any time up to 48 hours preceding the time of the Meeting, or any adjournment thereof, or with the Chair of the Board on the day of the Meeting, at the Meeting or any adjournment thereof, before any vote is cast under the Proxy’s authority.

1.3	REGISTERED SHAREHOLDERS

Shareholders at the close of business on May 12, 2017 will be entitled to vote at the Meeting, or any adjournment thereof, either in person or by proxy, in respect of all matters which may properly come before the Meeting, or any adjournment thereof.

1.4	NON-REGISTERED SHAREHOLDERS

Persons who beneficially own common shares in the capital of the Company (each a “Common Share”) but whose Common Shares are held in the name of a broker or another intermediary will not appear on the list of Shareholders. If you are not a registered Shareholder of the Company, in order to vote you must a) obtain the material relating to the Meeting from your broker or other intermediary; b) complete the request for voting instructions sent to you by the broker or other intermediary; and c) follow the directions of the broker or other intermediary with respect to voting procedures.

In accordance with National Instrument 54-101 - Communications with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), the Company is distributing copies of the material related to the Meeting to clearing agencies and intermediaries for distribution to non-registered holders. Such agencies and intermediaries must forward the material related to the Meeting to non-registered holders and often use a service company (such as Broadridge Financial Solutions in Canada) to permit you, if you are not a registered Shareholder, to direct the voting of the Common Shares which you beneficially own. If you are a non-registered Shareholder, you may revoke voting instructions which have been given to an intermediary at any time by written notice to the intermediary. If you are a non-registered Shareholder, you should submit your voting instructions to your intermediary or broker in sufficient time to ensure that your votes are received, from your intermediary or broker, by Computershare Investor Services Inc. on behalf of the Company, as set forth under the heading “Appointment and Revocation of Proxies”.

Management of the Company does not intend to pay for intermediaries to forward the meeting materials to objecting beneficial owners under NI 54-101 and any such objecting beneficial holder will not receive the meeting materials unless the objecting beneficial holder’s intermediary assumes the cost of delivery.

1.5	DESCRIPTION OF THE COMPANY

The Company is organized pursuant to the provisions of the Business Corporations Act (Alberta) (the “ABCA”) and is registered extra-provincially in the Province of British Columbia pursuant to the provisions of the Business Corporations Act (British Columbia).

1.6	VOTING OF PROXIES

The persons named in the Proxy will vote or withhold from voting the Common Shares in respect of which they are appointed in accordance with the directions of the Shareholders appointing them.

In the absence of such directions, such Common Shares will be voted:

a.	FOR the election of each of the nominees for election as a Director of the Company set forth in this Circular;

b.

FOR the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company and the authorization of the Company’s audit committee (the “Audit Committee”) to fix the auditors’ remuneration; and

c.

FOR the approval of the unallocated entitlements under the Company’s stock option plan (the “Stock Option Plan”) by way of an ordinary resolution, as set forth and described in the section entitled “Approval of the Stock Option Plan”.

All matters to be voted upon at the Meeting will be decided by a majority of the votes cast by the Shareholders entitled to vote thereon.

The Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying notice of the Meeting or with respect to such other matters as may properly come before the Meeting, or any adjournment thereof. At the date hereof, management of the Company knows of no such amendments, variations or other matters to be presented for action at the Meeting, or any adjournment thereof. However, if any other matters which are not now known to management should properly come before the Meeting, or any adjournment thereof, the persons named in the Proxy will vote on such matters in accordance with their best judgment.

1.7	VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of Common Shares without nominal or par value. As at May 12, 2017, there were 83,272,293 Common Shares issued and outstanding as fully paid and non-assessable, each carrying the right to one vote per Common Share. To the knowledge of the Directors and Officers, as at May 12, 2017, no person beneficially owned, directly or indirectly, or exercised control or direction over,

Common Shares of the Company carrying 10% or more of the voting rights attached to all outstanding voting Common Shares of the Company, except as follows:

Name	Number of Common Shares	Percentage of Class

ILJIN Group*	12,888,928	15.48%

*	Common Shares held by ILJIN SNT Co., Ltd., ILJIN Life Science Co., Ltd. and ILJIN Semiconductor Co., Ltd.

1.8	NOTICE AND ACCESS

The Company is sending proxy-related materials for the Meeting to beneficial Shareholders using the “notice and access” provisions of National Instrument 51-102 - Continuous Disclosure Obligations and NI 54-101. Pursuant to these provisions, the Company provides Shareholders with a notice on how they may access the Circular electronically instead of providing a paper copy.

The Company will not be using “notice and access” for the delivery of the proxy-related materials to its registered Shareholders.

PART 2

BUSINESS OF THE MEETING

2.1	ELECTION OF DIRECTORS

The following table states the names of all of the persons proposed to be nominated by the Company for election as Directors, their municipality, province or state and country of residence, their age, their principal occupation, their position in the Company (if any), the period during which each proposed nominee has served as a Director and the number of Common Shares beneficially owned, directly or indirectly, by each of them or over which they exercise control or direction. Each of the nominees is currently a Director of the Company.

The persons named in the Proxy intend to cast the votes to which the Common Shares represented by such Proxy are entitled FOR the election of each of the nominees to the Board set forth in this Circular, unless otherwise directed by the Shareholders instructing them.

Management does not contemplate that any of the nominees will be unable to serve as a Director, but, if that should occur for any reason at or prior to the Meeting, the persons named in the Proxy reserve the right to vote for another nominee at their discretion, unless instructions have been received from a particular Shareholder to withhold its Common Shares from voting with respect to the election of Directors.

If elected, each Director elected will hold office until the next annual meeting of Shareholders or until his successor is duly elected, unless his office is earlier vacated in accordance with the bylaws of the Company.

Name, province or state, and country of residence	Age (at May 12, 2017)	Present Principal Occupation	Position with the Company	Period During Which Served as a Director	Number of Common Shares Beneficially Owned, Controlled or Directed
Richard M. Glickman(1)(3) Victoria, British Columbia Canada	59	Chief Executive Officer (“CEO”) of the Company since February 6, 2017	Director, Chairman of the Board and CEO	Since August 15, 2013	939,453
Benjamin Rovinski(1)(2) Toronto, Ontario Canada	60	Managing Director of Lumira Capital	Lead Director	Since September 20, 2013	Nil
David R.W. Jayne(3) Cambridge, UK	60	Certified nephrologist, Director of the Vasculitis and Lupus Clinic and reader in Vasculitis at The University of Cambridge, UK	Director	Since May 26, 2015	Nil
Hyuek Joon Lee(2)(3) Seoul, Korea	50	Managing Director of Business Development, ILJIN Group	Director	Since May 26, 2015	Nil
Lorin J. Randall (1) West Chester, Pennsylvania, USA	73	Independent Financial Consultant; Director of Acorda Therapeutics, Inc., a biotechnology company, (2006 – present); Director of Athersys, Inc., a biotechnology company, (2007 – present)	Director	Since November 16, 2016	Nil
George Milne Boca Grande, Florida, USA	73	Retired from Pfizer, a global pharmaceutical corporation	Director	Since May 8, 2017	Nil

Notes:

(1)	Member of the Audit Committee of the Company.
(2)	Member of the Compensation Committee of the Company.
(3)	Member of the Governance & Nomination Committee of the Company.

The Company has adopted a majority voting policy where any nominee proposed for election as a Director is required to forthwith tender their resignation if the Director receives more withheld votes than for votes (i.e., a majority of withheld votes) at any meeting where Shareholders vote on the uncontested election of Directors. An uncontested election means the number of Director nominees for election is the same as the number of Directors to be elected to the Board. Within 90 days of the relevant Shareholders’ meeting, the Board will make its determination whether or not to accept the resignation and issue a press release either announcing the resignation of the Director or explaining the reasons justifying its decision not to accept the resignation. The Board will accept the resignation absent exceptional circumstances and such resignation will be effective when accepted by the Board. A Director who tenders a resignation pursuant to this policy will not participate in any meeting of the Board or any committee at which the resignation is considered.

At the meeting of the Shareholders held on August 15, 2013, the Company’s by-laws were amended to include advance notice provisions (the “Advance Notice Provisions”) that requires that advance notice to the Company must be provided in circumstances where nominations of persons for election to the Board are made by Shareholders other than pursuant to: (i) a “proposal” made in accordance with the ABCA; or (ii) a requisition of the Shareholders made in accordance with the ABCA.

Among other things, the Advance Notice Provisions fixes a deadline by which holders of record of Common Shares must submit Director nominations to the secretary of the Company prior to any annual or special meeting of Shareholders and sets forth the specific information that a Shareholder must include in the written notice to the secretary of the Company for an effective nomination to occur. No person will be eligible for election as a Director unless nominated in accordance with the provisions of the Advance Notice Provisions.

In the case of an annual meeting of Shareholders, notice to the Company must be made not less than 30 nor more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 60 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the tenth day following such public announcement.

In the case of a special meeting of Shareholders (which is not also an annual meeting), notice to the Company must be made not later than the close of business on the tenth day following the day on which the first public announcement of the date of the special meeting was made.

The Board may, in its sole discretion, waive any requirement of the Advance Notice Provisions.

A biography for each of the proposed nominees to the Board is set out below.

Richard M. Glickman, LLD (Hon), Director, Chairman of the Board, CEO

Dr. Glickman presently serves as the Company’s CEO and Chairman of the Board. He brings over 30 years of experience in the creation and operation of healthcare ventures, founding and co-founding numerous companies during his career. In addition to being a founder of the company, he previously served as the Interim Executive Chairman of the Company for the period September 20, 2013 to February 28, 2014 and as Acting Interim CEO for the period October 22, 2013 to November 5, 2013. As the co-founder, Chairman and CEO of Aspreva Pharmaceuticals, he played an integral role in developing and establishing CellCept® as the current standard of care for the treatment of Lupus Nephritis. Aspreva Pharmaceuticals was acquired by Swiss pharmaceutical company Galenica for nearly $1.0 billion in 2008. He currently serves as founding Chairman of Essa Pharmaceuticals Inc., Chairman of the Board of Engene Corporation and a Director of Cardiome Pharma. He is also a Partner at Lumira Capital, one of Canada’s most successful healthcare focused venture capital firms. Dr. Glickman has served on numerous biotechnology and community boards, including member of the federal government’s National Biotechnology Advisory Committee, Director of the Canadian Genetic Disease Network, Chairman of Life Sciences B.C. and a member of the British Columbia Innovation Council. Dr. Glickman is the recipient of numerous awards including the Ernst and Young Entrepreneur of the Year, a recipient of both British Columbia’s and Canada’s Top 40 under 40 award, the British Columbia Lifesciences Leadership Award and the Corporate Leadership Award from the Lupus Foundation of America.

Benjamin Rovinski, PhD, Lead Director, Chair of the Compensation Committee

Dr. Benjamin Rovinski has 30 years of investment, operational, managerial and research experience in the healthcare sector. Dr. Rovinski joined Lumira Capital in 2001, where he is a Managing Director, with an investment focus on mid- to late-stage private and public life sciences companies. Prior to joining Lumira Capital, he held several senior management positions in the biotechnology sector, including 13 years at Sanofi Pasteur where he was a senior scientist and director of molecular virology. Dr. Rovinski led global R&D programs in the areas of HIV/AIDS and therapeutic cancer vaccines, bringing several of them through to clinical-stage. Dr. Rovinski holds a Ph.D. in Biochemistry from McGill University in Montréal and did post-doctoral studies in Molecular Oncology and Retrovirology at the Ontario Cancer Institute in Toronto. He obtained his undergraduate degree from Rice University in Houston. His current and past board roles and investment responsibilities include several private and public companies, including G1 Therapeutics; Vascular Pharmaceuticals; KAI Pharmaceuticals (acquired by Amgen); Morphotek (acquired by Eisai); Cervelo Pharmaceuticals; Health Hero Network (acquired by Bosch); Avalon Pharmaceuticals (NASDAQ: AVRX; acquired by Clinical Data, Inc.); Inovise Medical, Inc.; Protana; Signature Biosciences; and SGX Pharmaceuticals (NASDAQ: SGXP; acquired by Eli Lilly). He also serves on the board of directors of Life Sciences Ontario and the steering committee of the Toronto Regional Board of Trade’s Health Science Cluster initiative. Dr. Rovinski has published over 25 scientific articles and reviews and is the recipient of 31 issued patents.

Hyuek Joon Lee, PhD, Director

Dr. Joon Lee is the Managing Director of Business Development for ILJIN Group and is responsible for mergers and acquisitions, and managing overseas investments, joint ventures and subsidiaries. As of October 2014, he joined the board of directors of Life Science Enterprises in Massachusetts, a privately held company focusing on advanced biomaterials that promote bone repair. Dr. Lee has more than 18 years of experience in consulting, management, business development and strategic planning in a number of industries including information technology, chemical and media. Dr. Lee received his B.S. in Chemistry from Seoul National University, and his M.S.E. and Ph.D. in Chemical Engineering from the University of Michigan, Ann Arbor.

David R.W. Jayne, MD FRCP FRCPE FMedSci, Director

Dr. David Jayne is Director of the Vasculitis and Lupus Clinic and Reader in Vasculitis at The University of Cambridge, UK. Dr. Jayne received his B.S. in Surgery and Medicine from Cambridge University, Cambridge, England. He received postgraduate training at several London hospitals and Harvard University. He is a fellow of the Royal Colleges of Physicians of London and Edinburgh, and the Academy of Medical Science. He is a certified nephrologist and an Honorary Consultant Physician at Addenbrooke’s Hospital, Cambridge UK. Dr. Jayne is a medical advisor to UK, U.S. and EU regulatory bodies, patient groups and professional organizations. He has published more than 250 peer-reviewed journal articles, book chapters and reviews. He was elected the first President of the European Vasculitis Society in 2011 and is a member of the ERA-EDTA immunopathology working group. Dr. Jayne’s research includes investigator-initiated international trials and the introduction of newer therapies in vasculitis and SLE with collaborators on five continents.

Lorin Jeffry (“Jeff”) Randall, Director, Chairman of the Audit Committee

Jeff Randall has over 30 years of experience serving in financial and operating roles spanning biotechnology, pharmaceuticals and manufacturing. He has led a number of companies through multi-million dollar financings and mergers and acquisitions. In addition to his current board positions, Mr. Randall served on the board of directors of Nanosphere, Inc. from 2008 to 2016, most recently as Chairman of the Board. From 2004 to 2006, Mr. Randall, a financial consultant, was Senior Vice President and Chief Financial Officer of Eximias Pharmaceutical Corporation, a development-stage drug development company. Mr. Randall holds a Bachelor’s of Science in Mathematics and Accounting from Pennsylvania State University and a Master’s in Business Administration from Northeastern University.

George Milne, PhD, Director

Dr. Milne recently retired from Pfizer where he served as Executive Vice President of Global Research and Development and President, Worldwide Strategic and Operations Management. Dr. Milne serves on multiple corporate boards including Charles River Laboratories, Inc., where he is the lead director, and Amylyx Pharmaceuticals, Inc., and is Venture Partner at Radius Ventures, LLC. Dr. Milne has over 30 years of experience in pharmaceutical research and product development. He joined Pfizer in 1970 and held a variety of positions conducting both chemistry and pharmacology research. Dr. Milne became director of the department of immunology and infectious diseases at Pfizer in 1981, was its executive director from 1984 to 1985, and was vice president of research and development from 1985 to 1988. He was appointed senior vice president in 1988. In 1993 he was appointed President of Pfizer Central Research and a senior vice president of Pfizer with global responsibility for human and veterinary medicine R&D. Dr. Milne has served on multiple corporate boards including Mettler-Toledo, Inc. (a manufacturer of laboratory instruments), MedImmune, Athersys, Biostorage Technologies, Aspreva and Conor Medsystems. Dr. Milne received his B.Sc. in Chemistry from Yale University and his Ph.D. in Organic Chemistry from MIT.

2.1.1	Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Directors and Officers of the Company, no proposed Director of the Company:

(a)	is, as at the date of this Circular, or has been, within ten years before the date of this Circular, a director, CEO or CFO of any company, that:

(i)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was issued while the proposed director was acting in the capacity as director, CEO or CFO that was in effect for a period of more than 30 consecutive days; or

(ii)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was issued after the proposed director ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO that was in effect for a period of more than 30 consecutive days; or

(b)

is, as at the date of this Circular, or has been within ten years before the date of this Circular, a director or executive officer of any company, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)

has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(d)	has been subject to:

(i)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

2.1.2	Directors’ Attendance at Board and Committee Meetings

The following table sets forth the number of meetings held by the Board and each of its committees during the fiscal year ended December 31, 2016, and the attendance of each Director (in the case of committees of the Board, the attendance of each member of such committees) at those meetings.

Director	Board	Audit	Compensation	Governance

Richard M. Glickman	14 of 14	4 of 4	N/A	N/A

Benjamin Rovinski	14 of 14	4 of 4	4 of 4	N/A

Charles A. Rowland, Jr.(1)	14 of 14	1 of 1	N/A	N/A

Gregory Ayers	13 of 14	3 of 3	4 of 4	N/A

H. Joon Lee	12 of 14	N/A	3 of 4	N/A

David Jayne	8 of 14	N/A	N/A	N/A

Lorin J. Randall(2)	4 of 4	N/A	N/A	N/A

Stephen W. Zaruby(3)	2 of 2	N/A	N/A	N/A

Attendance Rate:	90%	100%	92%	N/A

Notes:

(1)	Mr. Rowland served on the Audit Committee until his appointment as CEO on April 11, 2016.
(2)	Mr. Randall was appointed as a Director on November 16, 2016.
(3)	Mr. Zaruby served as a Director until April 10, 2016.

2.1.3	Other Board Memberships

The following table identifies the Directors who also act as directors for other reporting issuers.

Name	Name of Issuer	Name of Exchange of Market

Richard Glickman	Cardiome Pharma Corp. Essa Pharma Inc.	NASDAQ:CRME; TSX:COM NASDAQ:EPIX; TSX:EPI

Lorin J. Randall	Acorda Therapeutics, Inc. Athersys, Inc.	NASDAQ:ACOR NASDAQ:ATHX

George Milne	Charles River Laboratories International, Inc.	NYSE:CRL

2.1.4	Directors’ and Officers’ Insurance and Indemnification

The Company maintains Directors’ and Officers’ liability insurance, which, subject to the provisions contained in the policy, protects the Directors and Officers, as such, against certain claims made against them in these capacities. Such insurance currently provides for an aggregate of $20,000,000 annual protection against liability (less a deductible of up to $250,000 payable by the Company depending on the nature of the claim). The premium for this coverage for the period May 21, 2016 to May 20, 2017 was $235,475.

The Company has entered into indemnification agreements with each of its Directors and Officers and the officers of its subsidiaries. The indemnification agreements generally require that the Company indemnify and hold the indemnitees harmless to the greatest extent permitted by law for liabilities arising out of the indemnitees’ service to the Company or its subsidiaries as Directors and Officers, provided that the indemnitees acted honestly and in good faith and in a manner the indemnitees reasonably believed to be in or not opposed to the Company’s best interests and, with respect to criminal and administrative actions or proceedings that are enforced by monetary penalty, the indemnitees had no reasonable grounds to believe that his or her conduct was unlawful. The indemnification agreements also provide for the advancement of defense expenses to the indemnitees by the Company.

2.2	PRESENTATION OF FINANCIAL STATEMENTS AND AUDITOR’S REPORT

The audited consolidated financial statements of the Company and the report of the auditors thereon, for the financial year ended December 31, 2016 will be tabled at the Meeting.

2.3	APPOINTMENT AND REMUNERATION OF AUDITORS

The Board recommends that Shareholders vote for the appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditors of the Company and the authorization of the Audit Committee to fix the auditors’ remuneration. The persons named in the Proxy intend to cast the votes to which the Common Shares represented by such Proxy are entitled FOR the reappointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditors of the Company for the term expiring with the next annual meeting of Shareholders, and to authorize the Audit Committee to fix their remuneration, unless otherwise directed by the Shareholders appointing them.

Principal Accountant Fees and Services

The aggregate fees recorded for professional services rendered by PricewaterhouseCoopers LLP for the Company for the years ended December 31, 2016 and 2015, respectively, are as follows:

Fiscal year ended	2016	% of Total Fees	2015	% of Total Fees
Audit fees (for audit of the Company’s annual financial statements and services provided in connection with statutory and regulatory filings)(1)	$66,636	39.0%	$84,401	50.8%
Audit related fees, including review of the Company’s quarterly financial statements(2)	$38,732	22.6%	$43,489	26.1%
Tax fees (tax compliance, tax advice and planning)(3)	$10,368	6.1%	$21,898	13.2%
All other fees(4)	$55,353	32.3%	$16,468	9.9%
Total fees	$171,089	100%	$166,256	100%

Notes:

(1)

These fees include professional services provided by the external auditor for the statutory audits of the annual financial statements. The total for 2016 is comprised of $39,900 related to interim billings for the 2016 audit and $26,736 related to fees for the 2015 audit billed in 2016.

(2)	These fees relate to performing review engagement services on the Company’s quarterly financial statements and other audit related services.
(3)	These fees include professional services for tax compliance, tax advice, tax planning and various taxation matters.
(4)

These fees for 2016 include professional services for assistance in filing prospectus supplements No. 2, 3 and 4, dated July 22, 2016, November 9, 2016 and December 22, 2016, respectively, in the amount of $49,305 and advisory services related to financing in the amount of $6,048.

2.4	APPROVAL OF STOCK OPTION PLAN

On June 28, 2012, the Shareholders passed a resolution approving the Stock Option Plan. On June 8, 2016, the Shareholders passed a resolution increasing the maximum number of Common Shares reserved for issuance under the Stock Option Plan from 10% to 12.5% of the outstanding Common Shares of the Company at the time of grant. Pursuant to the rules of the Toronto Stock Exchange (“TSX”), because the number of options issuable pursuant to the Stock Option Plan is based on a fixed percentage (12.5% of the aggregate number of Common Shares outstanding from time to time), rather than a fixed maximum number of Common Shares, the Company must obtain approval of the unallocated entitlements under the Stock Option Plan from Shareholders every three years.

The purpose of the Stock Option Plan is to provide incentive to the Company’s employees, officers, directors, and consultants responsible for the continued success of the Company. A summary of the Stock Option Plan is included later in this Circular under the heading “Statement of Executive and Director Compensation – Equity Compensation Plan – Stock Option Plan”.

Shareholders will be asked to approve the unallocated options under the Stock Option Plan. If approved, the Company will again be required to seek Shareholder approval of unallocated options by June 21, 2020. The number of unallocated options is calculated by subtracting the number of outstanding options from the number that represents 12.5% of the issued and outstanding Common Shares. As of May 12, 2017, 4,939,506 options (equal to approximately 5.93% of the issued and outstanding Common Shares) were issued and outstanding under the Stock Option Plan, leaving 5,469,531 unallocated options (equal to approximately 6.57% of the issued and outstanding Common Shares) available for future issuance. If Shareholder approval is not obtained at the Meeting, existing options will vest in accordance with the Stock Option Plan, and all unallocated options will be cancelled and the Company will not be permitted to make further grants of options until Shareholder approval is obtained.

The following resolution will be presented to the Shareholders for approval:

“BE IT RESOLVED that:

1.	all unallocated entitlements and options issuable under the Stock Option Plan, as amended or supplemented from time to time, are hereby approved and authorized until June 21, 2020; and

2.

any one director or officer of the Company is authorized and directed, on behalf of the Company, to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things that may be necessary or desirable to give effect to this ordinary resolution.”

Management of the Company recommends that Shareholders vote in favour of the foregoing resolution, and the persons named in the Proxy intend to vote FOR the approval of the foregoing resolution at the Meeting, unless otherwise directed by the Shareholders appointing them.

PART 3

STATEMENT OF EXECUTIVE COMPENSATION

3.1	COMPENSATION OF EXECUTIVES

Composition and Mandate of the Compensation Committee

The Company’s compensation committee (the “Compensation Committee”) consists of Dr. Benjamin Rovinski (Chair) and Dr. Hyuek Joon Lee. Dr. Gregory Ayers was also a member of the Compensation Committee until his resignation as of May 8, 2017. All members of the Compensation Committee are independent. The Compensation Committee is charged, on behalf of the Board, to discuss, review and approve compensation applicable to executive officers, including determining the benchmarks, criteria and performance metrics upon which executive compensation such as base salary, annual cash incentive, equity compensation and other benefits are based. The Compensation Committee approves, among other things, the compensation of each of the Company’s Named Executive Officers (defined below), other than the CEO (whose compensation is determined by the Board, on recommendation from the Compensation Committee).

All members of the Compensation Committee have direct experience that is relevant to their responsibilities in executive compensation, as set out below:

●

Dr. Benjamin Rovinski, the Chair of the Compensation Committee and Lead Director, has served on the Boards of several biotechnology companies for the past 15 years, and he has been a member of numerous compensation and audit committees. Dr. Rovinski also was responsible for the design and implementation of benefit programs and compensation of senior non-executive employees in his previous capacity as Senior Scientist and Head of the Molecular Virology Department at Sanofi Pasteur. In that leadership role, he also oversaw global project teams and implemented various performance management systems for the evaluation of corporate and strategic objectives and performance of senior level project team members.

●

Dr. Joon Lee has served as director and managing director in a number of companies in Korea, where he participated in the processes of evaluating corporate objectives and performance reviews of senior level managers and employees. As of October 2014 he joined the board of directors of Life Science Enterprises in Massachusetts, a privately held company focusing on advanced biomaterials that promote bone repair, and oversaw performance reviews, compensation and benefit packages of the senior management. In addition, his experience as a founding member of an information technology start-up grants him added insight into the dynamics of early stage companies.

3.1.1	Compensation Discussion and Analysis

The following compensation discussion and analysis provides information regarding all significant elements of compensation paid, awarded or otherwise provided by the Company to its Named Executive Officers (defined below). Specific information is provided for Stephen W. Zaruby, President and CEO until April 10, 2016, Charles A. Rowland, Jr., President and CEO for the period April 11, 2016 to February 6, 2017 and Dennis Bourgeault, CFO, and the three other most highly compensated executive officers or individuals whose total compensation for the year ended December 31, 2016, individually, was more than $150,000: namely, Dr. Neil Solomons, Chief Medical Officer, Michael Martin, Chief Operating Officer and Robert Huizinga, Vice President, Clinical Affairs (collectively, the “Named Executive Officers” or the “NEOs”).

Information about the compensation awarded to the NEOs can be found in the “Summary Compensation Table” and related compensation tables below.

The Company’s executive compensation program and strategy is designed to:

●	Assist the Company in attracting and retaining talented executives;
●	Provide a strong incentive for executives and key employees to work toward achievement of the Company’s goals and strategic objectives;
●	Align management’s interests with that of Shareholders and other stakeholders;
●	Motivate executives towards the creation of long term Shareholder value; and
●	Be competitive with other companies of similar size and business.

To further these objectives, the Compensation Committee designs pay and performance systems that reflect the level of job responsibility with specific considerations while aligning the Company’s compensation programs with those of similar clinical stage pharmaceuticals companies. It also aligns the annual cash incentive (bonus) program to the achievement of objectives that will drive future success and enhance Shareholder value by linking a significant portion of the bonus program to overall corporate performance and attainment of specific value enhancing goals.

Annually, commencing in 2014, specific and measureable performance objectives have been defined for each executive officer.

For 2016, the objectives, against which the executive officers were evaluated, included product development goals/milestones, organizational and business development objectives and budget targets. There were no measurable performance goals based on share price or earnings per share.

The Company’s compensation program and strategy for its executive officers consists primarily of three main elements: base salary, an annual cash incentive (bonus) and equity-based compensation, consisting of the grants of stock options.

Base salary is intended to provide a base compensation that reflects the executive’s experience and responsibilities and which is competitive with salaries of executives with similar responsibilities and experience at comparable companies. Base salary provides regular compensation for assuming the responsibilities of the position and is paid in cash.

The annual cash incentive is intended to provide a greater incentive for executive officers to work toward achievement of the Company’s goals and strategic objectives.

The equity-based compensation is intended to better align the compensation of the CEO, other executive officers and key employees with the long-term interests of the Shareholders and reward the achievement of the long term strategic goals and objectives of the Company. The equity-based compensation, which consists of the granting of time-release stock options, is awarded on a prospective, go-forward basis, to motivate, reward and retain executive officers, rather than as compensation for performance in the prior year. The stock options are awarded on a discretionary basis by the Compensation Committee (other than to the CEO, which are awarded on a discretionary basis by the Board, on recommendation from the Compensation Committee), based on the combination of recommendations of independent third party executive compensation consultants, contractual requirements and/or subjective assessments by the Compensation Committee.

Role of Executive Officers in Compensation Decisions

The Compensation Committee assesses the performance of the Company’s CEO and makes recommendations to the Board, and the Board approves all decisions regarding his compensation. The Compensation Committee consults with and receives input and recommendations from the CEO regarding the performance, assessment and compensation of all the other executive officers and determines the compensation of such executives. Although the Compensation Committee generally considers recommendations from the CEO, decisions regarding the compensation of the Company’s executive officers are made by the Compensation Committee and may reflect factors and consideration other than information and recommendations provided by the CEO.

Setting Executive Compensation

Performance goals are determined early in the year for each executive officer and relate to milestones and/or achievements which help to facilitate the Company’s overall goals and objectives. These performance goals are assessed by the Compensation Committee. These objectives can be altered at the discretion of the Compensation Committee if appropriate due to changes in business factors or conditions.

The Company annually determines the corporate objectives for purposes of the annual cash incentive bonus program. Following the end of the year, the Compensation Committee assesses the achievement of such objectives with input from the CEO and based on such assessment, determines an aggregate cash incentive bonus of each executive officer.

The awarding of equity-based compensation is subject to the discretion of the Compensation Committee and Board, exercised annually, and is not subject to any minimum amount.

As part of its review of management compensation and incentive programs, the Compensation Committee, in conjunction with the CEO, periodically retains external independent consultants to review and provide benchmark data of a comparator group of companies.

In the third quarter of 2014, the Company engaged Arnosti Consulting, Inc. (“Arnosti”) to assist in benchmarking and providing advice on the total direct compensation (base salary, annual short and long-term incentives) for the NEO’s for both 2016 and 2015.

In the fourth quarter of 2016, the Company engaged Radford, a business unit of Aon plc (“Radford”) to assist in updating the benchmarking data and provide advice on the total direct compensation (base salary, annual short and long-term incentives) for the NEO’s (and the Company’s other officers) for the fiscal 2017 fiscal year. The Compensation Committee must pre-approve any additional services that Radford would provide to the Company at the request of management of the Company. As part of its benchmarking and review process, Radford developed a comparator group, comprising 21 US-listed and /or Canadian-listed development stage companies (the “2016 Peer Group”). The Company’s market capitalization at the time fell into the middle of the market cap range. The equity data used by Radford was obtained from Radford’s 2016 Global Life Sciences survey (mid-size public company data used for equity benchmarking). The 2016 Peer Group consisted of the following 13 public companies:

Advaxis, Inc.	Cardiome Pharma Corp.	Palatin Technologies Inc.
Anthera Pharmaceuticals Inc.	Cascadian Therapeutics	Regulus Therapeutics Inc
Arqule Inc.	Cytokinetics Inc.	Resverlogix
Athersys, Inc.	Cytrx Corp.	Rigel Pharmaceuticals Inc.
Biodel Inc.	Idera Pharmaceuticals, Inc.	Xenon Pharmaceuticals
Chemocentryx, Inc.	La Jolla Pharmaceutical Co.
Celsion Corp.	Medicinova Inc.
Conatus Pharmaceuticals Inc.	Ocera Therapeutics, Inc.

Radford provided the Compensation Committee with its recommendations regarding NEO total direct compensation based on the benchmarking work it performed. The Compensation Committee considered the advice from Radford where appropriate and in conjunction with its own assessment of competitive compensation requirements the Committee adjusted base salary levels as indicated in section 3.1.6.

In general, the Company targets to achieve competitive compensation based on a comparator group. Individual elements comprise base salary, bonus and total direct compensation (total cash compensation plus long-term incentive awards). The elements of compensation are targeted towards the 50% percentile of the comparator group.

Executive Compensation-Related Fees

Aurinia was billed $40,000 by Radford for executive compensation Consulting services provided to the Company in 2016. There were no fees paid to any compensation consultant in 2015.

All Other Fees

The Company did not pay any fees to Radford or any other compensation consultant for any other services in 2016 or 2015.

3.1.2	Managing Compensation Risk

On an annual basis, or otherwise more frequently as circumstances require, the Compensation Committee considers whether the executive compensation programs create or incentivize any inappropriate risk-taking. It is important to undertake such an analysis because it is expected that going forward annual performance-based incentives will continue to play a primary role in NEO’s and other senior management’s compensation programs. Therefore, the Company must ensure that these incentives do not result in actions being taken that are not in the long-term interest of the Company. The compensation plan and program utilized for the NEOs in 2016 considered both short-term incentives and long-term incentives to enhance the balance between risk and reward in relation to the Company’s overall business strategy and to further discourage the taking of unnecessary or excessive risks.

2016 Executive Compensation Elements

For the fiscal year ended December 31, 2016 the principal components of compensation for the Company’s CEO and the other NEOs consisted of base salary, annual cash incentive bonus program and equity-based program consisting of stock option grants.

a)	Base Salary

On April 11, 2016, Mr. Rowland was appointed President and CEO of the Company with a base salary of $490,000. See also “Employment Contracts with Named Executive Officers”. Mr. Rowland’s base salary was approved by the Board based on the recommendation of the Compensation Committee at the time. In determining recommendations for his total compensation as the new CEO, the Compensation Committee considered Mr. Rowland’s experience and expertise and the needs of the Company and CEO compensation with companies of a similar size and nature.

The base salary levels for the other NEOs of the Company are based on the executive’s overall experience and responsibilities and are reviewed annually. The salaries of the NEOs for 2015 and 2016 were determined primarily on the basis of the Compensation Committee’s review of an independent compensation review conducted in 2014. See “Employment Contracts with Named Executive Officers” for the base salary information.

b)	Annual Cash Incentive Bonus Program

The annual cash incentive bonus program, which formally commenced January 1, 2014, generally provides a performance-based cash incentive to NEOs. The program awards individual performance that leads to the achievement of annual corporate objectives.

The executive officers, pursuant to their employment agreements, are entitled to receive a target annual cash bonus. The 2016 annual cash bonus target for the CEO was 70% of base salary and 40% for the other NEOs which was unchanged from 2015. However, the actual cash bonus that each NEO receives can be higher or lower than the target value based on the formula for determining the amount of actual cash bonus that each NEO may be entitled to under the incentive program, and may be subject to further adjustments at the discretion of the Compensation Committee and the Board.

The Compensation Committee, subsequent to the end of the year, reviewed and approved bonuses to be paid based on the achievement of the performance objectives that had been set and approved by the Compensation Committee at the beginning of the 2016 fiscal year. The Company accrued the amount of the approved bonuses in 2016 as they were earned by the NEOs during the year. The Company paid the bonuses in the first quarter of 2017.

At the beginning of 2016, key corporate objectives were set by the Board to represent a broad range of activities that span the Company’s business. The 2016 corporate objectives were as set out on the table below. The weights are intended to reflect the relative priority, importance and impact of each objective on the Company’s success.

For 2016 the corporate objectives were as follows:

Area	Goal	Weight	Measure

Finance	Budget Target Financial raises	5% 40%	Internal metrics Target dates and amounts

Clinical	AURA trial primary endpoint disclosure AURION trial primary endpoint disclosure	20% 5%	Target dates

Regulatory	Regulatory agreement on Phase 3 protocol design and clinical study plan	25%	Target date

Investor Relations	Diversification of shareholder base and investor awareness	5%	Target date

The Compensation Committee determined that a 70% score appropriately reflected the Company’s overall corporate performance result against its targeted achievement level.

Mr. Rowland, as CEO, was eligible, pursuant to his employment agreement, for a bonus based on 70% of base salary upon achieving specific corporate performance objectives as approved by the Board. For the year ended December 31, 2016, he earned a bonus of $173,919 based on the overall corporate performance result of 70%.

For the year ended December 31, 2016, Messrs. Solomons, Martin and Bourgeault and Huizinga were entitled to receive bonuses based on 40% of base salary weighted 60% as to corporate objectives as listed above and 40% as to personal objectives, where set, as agreed and approved by the CEO and the Compensation Committee. The Compensation Committee awarded bonuses to these NEOs which ranged from 70% to 90% of the combined corporate and personal objectives for 2016.

For the year ended December 31, 2016, Messrs. Solomons, Martin, Bourgeault and Huizinga earned bonuses of $89,864, $62,431, $58,126 and $69,340 respectively, related to the achievement of 2016 objectives.

c)	Option-based Awards

The Shareholders approved the Stock Option Plan at the June 28, 2012 annual meeting. On June 8, 2016, the Shareholders passed a resolution increasing the maximum number of Common Shares reserved for issuance under the Stock Option Plan from 10% to 12.5% of the outstanding Common Shares of the Company at the time of grant. Under the Stock Option Plan the Board may, in its discretion, grant options to purchase Common Shares to Directors, Officers, employees and consultants of the Company or any of its subsidiaries. The exercise price of options under the Stock Option Plan must not be less than the closing price of the Common Shares on the TSX immediately preceding the date of the grant.

The Company makes grants under the Stock Option Plan on a prospective going-forward basis. The options granted to Officers and other key employees are granted by the Board, based on the recommendations of the Compensation Committee and CEO. In determining whether or not to make option grants, the Board, the Compensation Committee and the CEO take into account previous and other awards of stock options to the grantees, relative ownership position and length of service to the Company.

The number of stock options granted to the NEOs in 2016 was as follows:

Charles A. Rowland, Jr.	1,010,000[1]
Stephen W. Zaruby	40,000
Dennis Bourgeault	40,000
Neil Solomons	40,000
Michael Martin	40,000
Robert Huizinga	40,000

Notes:

1 Mr. Rowland was granted 10,000 options as a director prior to his appointment as the CEO.

3.1.3	Performance Graph

The following chart sets out the performance of the Common Shares on the TSX and TSX Venture Exchange for the past five years, as compared to the most appropriate indexes (the S&P TSX Composite Index and NASDAQ Biotechnology Index), assuming an investment of $100 at the beginning of such period.

The Common Shares were traded under the symbol “ISA” on the TSX from the commencement of the applicable period to September 27, 2013. The Common Shares commenced trading on the TSX Venture Exchange on September 30, 2013 under the same symbol. On October 23, 2013, the Company changed its name to Aurinia Pharmaceuticals Inc. and commenced trading under the symbol “AUP”, remaining on the TSX Venture Exchange. On that same date, the Company conducted a consolidation of its Common Shares on a 50:1 basis. The Company recommenced trading on the TSX under the symbol “AUP” on June 2, 2014.

The values set out in the graph below have been adjusted to reflect the consolidation having occurred throughout the entire period.

	2011	2012	2013	2014	2015	2016

Aurinia	$100.00	$40.74	$58.07	$61.48	$51.56	$41.93

S&P TSX Composite	$100.00	$101.84	$111.57	$119.86	$106.57	$125.22

NASDAQ Biotechnology Index	$100.00	$130.70	$216.45	$290.26	$323.41	$253.28

The trend in overall compensation paid to the NEO’s over the past five years has generally not tracked the performance of the market price of the common shares nor has it tracked the S&P/TSX Composite Index during the period. The Company has not included market price targets of the common shares as a component of the Company’s executive compensation program and strategy. As the Company is a research and development company, the Company requires significant employee contribution for long periods while it conducts research, the efforts and value of which are unlikely to be fully reflected in the Company’s market price until such time as the research is completed and announced. Further, during the periods covered by this performance graph, the Company has undergone significant management changes, specifically in the makeup of its NEOs.

3.1.4	Anti-Hedging Protection

The Company has a written code of business conduct (the “Code”) for its Directors, Officers and employees, which is filed on the Company’s website at www.auriniapharma.com. The Code requires that all employees act at all times in full compliance with all laws applicable to the business of the Company. The Board implemented a written anti-hedging policy for all employees, Directors and senior officers of the Company on March 8, 2012. This policy specifically prohibits a Director or NEO from purchasing financial instruments designed to hedge or offset a decrease in market value of any Common Shares granted as compensation or held, directly or indirectly, by the NEO or Director.

3.1.5	Summary Compensation Table

The following table details the compensation information for each of the Company’s three most recently completed financial years for the NEOs.

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards(4) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation(18) ($)	Total compensation ($)
					Annual incentive plans	Long- term incentive plans
Charles A. Rowland, Jr. Former President and CEO(1)	2016	354,936	Nil	1,375,951(5)	173,919	Nil	Nil	9,900(19)	1,914,706
	2015	Nil	Nil	Nil	Nil	Nil	Nil	62,902(20)	62,902
	2014	Nil	Nil	Nil	Nil	Nil	Nil	66,508(21)	66,508
Stephen Zaruby Former President and CEO(2)	2016	134,167	Nil	64,637(6)	Nil	Nil	Nil	404,671(7)	603,475
	2015	490,000	Nil	963,147(8)	188,650	Nil	Nil	Nil	1,641,797
	2014	490,000	Nil	1,870,336(9)	374,400	Nil	Nil	Nil	2,734,736
Dennis Bourgeault Chief Financial Officer(3)	2016	203,175	Nil	67,313(10)	58,126	Nil	Nil	Nil	328,614
	2015	213,975	Nil	518,283(11)	58,482	Nil	Nil	Nil	790,740
	2014	207,943	Nil	Nil	136,496(12)	Nil	Nil	Nil	344,439
Neil Solomons Chief Medical Officer(3)	2016	244,939	Nil	67,313(10)	89,864	Nil	Nil	Nil	402,116
	2015	257,959	Nil	324,947(13)	78,120	Nil	Nil	Nil	661,026
	2014	282,461	Nil	Nil	135,402(14)	Nil	Nil	Nil	417,863
Michael Martin Chief Operating Officer(3)	2016	218,225	Nil	67,313(10)	62,431	Nil	Nil	Nil	347,969
	2015	229,825	Nil	324,947(13)	62,814	Nil	Nil	Nil	617,586
	2014	245,179	Nil	Nil	122,925(15)	Nil	Nil	Nil	368,104
Robert Huizinga Vice President, Clinical Affairs(3)	2016	188,125	Nil	67,313(10)	69,340	Nil	Nil	Nil	324,778
	2015	198,125	Nil	285,720(16)	60,000	Nil	Nil	Nil	543,845
	2014	188,125	Nil	Nil	77,425(17)	Nil	Nil	Nil	267,110

Notes:

(1)

Mr. Rowland was appointed President and CEO of the Company on April 11, 2016. The 2016 salary amount represents remuneration paid to Mr. Rowland from April 11, 2016 to December 31, 2016. Mr. Rowland did not receive any additional remuneration relating to his position as a Director upon his appointment as President and CEO. Mr. Rowland resigned as the President and CEO of the Company on February 6, 2017.

(2)

Mr. Zaruby resigned as the President and CEO of the Company on April 10, 2016. The 2016 salary amount represents remuneration paid to Mr. Zaruby from January 1, 2016 to April 10, 2016. Mr. Zaruby did not receive any additional remuneration relating to his position as a Director.

(3)	The remuneration of Messrs. Solomons, Martin, Bourgeault and Huizinga is paid in CDN dollars which is converted into US dollars at an average quarterly rate.

(4)

Calculated as of the grant date using the Black-Scholes option pricing model. The value shown is calculated by multiplying the number of stock options granted by the Canadian dollar exercise price at the time of grant by the Black-Scholes valuation factor and converting the value into US$ using the Bank of Canada closing rate on the date of granting of the options. The value is the same as the accounting fair value of the full grant, but is not adjusted by the vesting schedule.

(5)

Calculation based on 1,000,000 options at an exercise price of CDN$3.20; Black-Scholes valuation factor = CDN$1.7468 – converted into US$ at a rate of US$1.00 = CDN$1.2878. Upon Mr. Rowland’s resignation from the Company on February 6, 2017, 388,889 unvested options were cancelled. This amount includes $15,084 of option-based awards granted to Mr. Rowland prior to his appointment as CEO on April 11, 2016.

(6)	Calculation based on 40,000 options at an exercise price of CDN$3.76; Black-Scholes valuation factor = CDN$2.0986 – converted into US$ at a rate of US$1.00 = CDN$1.2987.

(7)	Other compensation consisted of severance payments of $363,179 plus accrued vacation pay of $41,492.

(8)

Calculation based on 257,234 options at an exercise price of CDN$4.25; Black-Scholes valuation factor = CDN$2.6066 – converted into US$ at a rate of US$1.00 = CDN$1.1827 plus 191,283 options at an exercise price of CDN$4.45; Black-Scholes valuation factor = CDN$2.7106 – converted into US$ at a rate of US$1.00 = CDN$1.3086.

(9)	Calculation based on 742,200 options at an exercise price of CDN$3.50; Black-Scholes valuation factor = CDN$2.7617 – converted into US$ at a rate of US$1.00 = CDN$1.0959.

(10)	Calculation based on 40,000 options at an exercise price of CDN$3.91; Black-Scholes valuation factor = CDN$2.3824 – converted into US$ at a rate of US$1.00 = CDN$1.2965.

(11)

Calculation based on 147,439 options at an exercise price of CDN$4.25; Black-Scholes valuation factor = CDN$2.6066 – converted into US$ at a rate of US$1.00 = CDN$1.1827 plus 93,337 options at an exercise price of CDN$4.45; Black-Scholes valuation factor = CDN$2.7106 – converted into US$ at a rate of US$1.00 = CDN$1.3086.

(12)	Annual incentive plan amount in 2014 for Mr. Bourgeault was composed of bonus accrual of $90,809 for 2014 and cash payment of $45,687 for 2013.

(13)	Calculation based on 147,439 options at an exercise price = CDN$4.25; Black-Scholes valuation factor = CDN$2.6066 – converted into US$ at a rate of US$1.00 = CDN$1.1827.

(14)	Annual incentive plan amount in 2014 for Dr. Solomons was composed of bonus accrual of $67,835 for 2014 and cash payment of $67,567 for 2013.

(15)	Annual incentive plan amount in 2014 for Mr. Martin was composed of bonus accrual of $70,600 for 2014 and cash payment of $52,325 for 2013.

(16)

Calculation based on 100,008 options at an exercise price of CDN$4.25; Black-Scholes valuation factor = CDN$2.6066 – converted into US$ at a rate of US$1.00 = CDN$1.1827 plus 31,529 options at an exercise price of CDN$4.45; Black-Scholes valuation factor = CDN$2.7106 – converted into US$ at a rate of US$1.00 = CDN$1.3086.

(17)	Annual incentive plan amount in 2014 for Mr. Huizinga was composed of bonus accrual of $49,716 for 2014 and cash payment of $27,709 for 2013.

(18)

With the exception of the other compensation paid to Mr. Zaruby upon his departure (see note 7), the total amount of other annual compensation including perquisites for any NEO on an aggregate basis, generally including group insurance benefits, does not exceed the lesser of $50,000 and 10% of their annual cash compensation.

(19)

Represents fees earned as a Director to April 11, 2016, prior to Mr. Rowland being appointed CEO. From April 11, 2016 to December 31, 2016, Mr. Rowland did not receive separate compensation for acting as a Director.

(20)	Represents fees of $43,312 and option-based awards of $19,590 earned as a Director.

(21)	Represents fees of $27,863 and option-based awards of $38,645 earned as a Director.

3.1.6	Narrative Discussion of Compensation

The following is a summary of the employment agreements for each of the NEOs of the Company:

Charles A. Rowland, Jr., Former President and CEO

On April 11, 2016, Mr. Rowland entered into an employment agreement with the Company for the position of President and CEO. The agreement provided that Mr. Rowland devote his sole skill and efforts to discharging his duties to the Company on a full-time and exclusive basis. In addition to his base salary of $490,000, which is to be reviewed annually by the Board, Mr. Rowland was eligible to receive a cash bonus with a target payment of 70% of his base salary if the Board, in its sole discretion, determined that the Company’s performance had met certain short-term and long-term business performance objectives established from time to time by the Board, subject to any rules the Company may develop regarding the bonus scheme Mr. Rowland was entitled to receive an initial grant of 1,000,000 stock options subject to the Company’s insider trading guidelines and the blackout provisions therein. In addition, Mr. Rowland was entitled to participate in the Company’s benefits program and to vacation of six weeks per year.

Pursuant to Mr. Rowland’s employment agreement, termination and change of control benefits were as follows:

(a)

In the event that Mr. Rowland’s employment is terminated by the Company without cause, he would be entitled to receive a payment in lieu of notice equivalent to 12 months’ of his then current base salary, plus one additional month’s base salary for each full year of employment, up to a maximum of 18 months in the aggregate, plus such other sums, if granted, pursuant to the performance bonus and financing success bonus sections of the employment agreement. In addition, the Company is to maintain health and medical benefits pursuant to the benefits section of the employment agreement for the duration of the severance period. Any options forming part of the initial option grant that are unvested as of the termination date, but would have vested during the severance period, would immediately vest upon termination.

(b)

In the event that Mr. Rowlands’s employment is terminated by the Company without cause or by the executive for “good reason” within 12 months following a change in control of the Company, Mr. Rowland would be entitled to receive a lump sum payment in lieu of notice equal to 150% of his then current base salary, plus the target bonus for the year of termination. In addition, the Company is to maintain health and medical benefits pursuant to the benefits section of the employment agreement during the 12-month period following the termination date. All of Mr. Rowlands’s unexercised stock options would fully vest and would be exercisable over a period of 90 days pursuant to the terms and conditions under which the stock options were granted, subject to the prior expiry of his stock options in accordance with their terms.

On February 6, 2017, the Company’s former President and CEO, Charlie Rowland, resigned from his positions as an officer and director of the Company. The Company entered into a Separation and Release agreement with him whereby the Company will pay him approximately $519,000 in equal instalments over a period of 12 months.

Richard Glickman was appointed as President and CEO on February 6, 2017 to replace Mr. Rowland. Mr. Glickman’s compensation and terms of employment are substantially similar to those of Mr. Rowland.

Neil Solomons, MD, Chief Medical Officer

On September 12, 2012, Dr. Neil Solomons entered into an employment agreement with Aurinia Pharma Corp. for the position of Chief Medical Officer. The employment agreement became effective 15 days after the completion of the Plan of Arrangement between Aurinia Pharma Corp. and the Company on September 20, 2013. The agreement provides that Dr. Solomons will devote his sole skill and efforts to discharging his duties to the Company on a full-time and exclusive basis. In addition to his base salary, which is reviewed annually by the Board, Dr. Solomons is eligible to receive a cash bonus with a target payment of 40% of his base salary if the Board, in its sole discretion, determines that the Company’s performance has met certain short-term and long-term business performance objectives established from time to time by the Board, subject to any rules the Company may develop regarding the bonus scheme. Dr. Solomons is entitled to receive stock options pursuant to the Stock Option Plan as may be determined by the Board from time to time. In addition, Dr. Solomons is entitled to participate in the Company’s benefits program and to paid vacation of six weeks per year. Dr. Neil Solomons agreed to non-competition, non-solicitation, non-disclosure and assignment of intellectual property provisions in favour of the Company.

Pursuant to Dr. Solomons’ employment agreement, termination and change of control benefits are as follows:

(a)

In the event that Dr. Solomons’ employment is terminated by the Company without cause, he will be entitled to receive a payment in lieu of notice equivalent to 12 months’ of his then current base salary, plus one additional month’s base salary for each full year of employment, up to a maximum of 18 months in the aggregate, plus such other sums, if granted, pursuant to the performance bonus section of the employment agreement. In addition, the Company is to maintain the benefits pursuant to the benefits section of the employment agreement for the duration of the notice period. All of Dr. Solomons’ unexercised vested options would be exercisable over a period of 90 days pursuant to the terms and conditions under which the stock options were granted, subject to the prior expiry of his stock options in accordance with their terms.

(b)

In the event that Dr. Solomons’ employment is terminated by the Company without cause or by the executive for “good reason” within 12 months following a change in control of the Company, Dr. Solomons is entitled to receive a lump sum payment in lieu of notice equal to 150% of 12 months of his then current base salary, plus such other sums, if granted, pursuant to the performance bonus section of the employment agreement. In addition, the Company is to maintain the benefits pursuant to the benefits section of the employment agreement during the 12 month period. All of Dr. Solomons’ unexercised stock options would fully vest and would be exercisable over a period of 90 days pursuant to the terms and conditions under which the stock options were granted, subject to the prior expiry of his stock options in accordance with their terms.

Michael Martin, Chief Operating Officer

On September 12, 2012, Michael Martin entered into an employment agreement with Aurinia Pharma Corp. for the position of Chief Operating Officer. The employment agreement became effective 15 days after the completion of the Plan of Arrangement between Aurinia Pharma Corp. and the Company on September 20, 2013. The agreement provides that Mr. Martin will devote his sole skill and efforts to discharging his duties to the Company on a full-time and exclusive basis. His salary is reviewed at least annually by the Company. Mr. Martin is eligible to receive a cash bonus with a target payment of 40% of his base salary if the Board, in its sole discretion, determines that the Company’s performance has met certain short-term and long-term business performance objectives established from time to time by the Board, subject to any rules the Company may develop regarding the bonus scheme. Mr. Martin is entitled to receive stock options pursuant to the Stock Option Plan as may be determined by the Board from time to time. In addition, Mr. Martin is entitled to participate in the Company’s benefits program and to paid vacation of six weeks per year. Michael Martin agreed to non-competition, non-solicitation, non-disclosure and assignment of intellectual property provisions in favour of the Company.

Pursuant to Mr. Martin’s employment agreement, termination and change of control benefits are as follows:

(a)

In the event that Mr. Martin’s employment is terminated by the Company without cause, he will be entitled to receive a payment in lieu of notice equivalent to 12 months’ of his then current base salary, plus one additional month’s base salary for each full year of employment, up to a maximum of 18 months in the aggregate, plus such other sums, if granted, pursuant to the performance bonus section of the employment agreement. In addition, the Company is to maintain the benefits pursuant to the benefits section of the employment agreement for the duration of the notice period. All of Mr. Martin’s unexercised vested options would be exercisable over a period of 90 days pursuant to the terms and conditions under which the stock options were granted, subject to the prior expiry of his stock options in accordance with their terms.

(b)

In the event that Mr. Martin’s employment is terminated by the Company without cause or by the executive for “good reason” within 12 months following a change in control of the Company, Mr. Martin is entitled to receive a lump sum payment in lieu of notice equal to 150% of 12 months of his then current base salary, plus such other sums, if granted, pursuant to the performance bonus section of the employment agreement. In addition, the Company is to maintain the benefits pursuant to the benefits section of the employment agreement during the 12 month period. All of Mr. Martin’s unexercised stock options would fully vest and would be exercisable over a period of 90 days pursuant to the terms and conditions under which the stock options were granted, subject to the prior expiry of his stock options in accordance with their terms.

Dennis Bourgeault, CFO

Dennis Bourgeault entered into a new employment agreement for an indeterminate term, effective June 19, 2009, respecting his employment as an executive of the Company, replacing the previous employment contract entered into on January 1, 2006, as amended on April 30, 2008. The agreement provides that the Executive shall devote his sole skill and efforts to discharging his duties to the Company on a full-time and exclusive basis. His salary is reviewed at least annually by the Company. In addition to his base salary, Mr. Bourgeault is entitled to participate in the Company’s benefits program and is eligible to receive a cash bonus with a target payment of 40% of his base salary based upon the achievement of certain corporate performance goals as the Board may establish from time to time and ratified by the Board for each calendar year in accordance with the bonus plan. Mr. Bourgeault is also entitled to receive stock options pursuant to the Stock Option Plan as may be determined by the Board from time to time. He is entitled to six weeks of paid vacation each year.

Mr. Bourgeault is also entitled to receive a retention incentive, granted to him in 2012, whereby he shall receive 0.1675% of royalty licensing revenue for royalties received on the sale of voclosporin by licensees and/or 0.025% of net sales of voclosporin sold directly by the Company, to be paid quarterly as that revenue is received by the Company, provided that he is employed by or a consultant to the Company or one of its subsidiaries at the time such amount is payable. Should he cease to be employed by or cease to be a consultant to the Company or one of its subsidiaries, payment obligation to him shall cease. Should the Company sell substantially all of the assets of voclosporin to a third party or transfer those assets to another party in a merger in a manner such that this payment obligation is no longer operative, he will be entitled to receive 0.025% of the value attributable to voclosporin in the transaction, provided that he is serving as an executive officer of the Company at the time of the transaction. Should his employment be terminated without “cause” as set forth in his employment agreement, the employment condition for payment shall not apply. Mr. Bourgeault agreed to non-competition, non-solicitation, non-disclosure and assignment of intellectual property provisions in favour of the Company.

Pursuant to Mr. Bourgeault’s employment agreement, termination and change of control benefits are as follows:

(a)

In the event that Mr. Bourgeault’s employment is terminated (i) by the Company without just and sufficient cause; (ii) by the executive for “good reason”; or (iii) by the Company or by the executive for “good reason” following a change in control of the Company, Mr. Bourgeault is entitled to receive a cash payment in an amount equal to one month of his base salary then in effect per year of service to a maximum of 18 months, any bonus earned by the executive as of the termination date and the cash value of benefits and perquisites provided to the executive with respect to the immediately preceding fiscal year. In the case of (i) or (ii) above, all of his unexercised stock options, including options based on the achievement of certain performance criteria, whether or not actually achieved, would fully vest and would be exercisable over a period of 90 days pursuant to the terms and conditions under which the stock options were granted, subject to the prior expiry of his stock options in accordance with their terms. In the case of (iii) above, all of his unexercised stock options, with the exception of options based on the achievement of certain performance criteria, would fully vest and would be exercisable over a period of 90 days pursuant to the terms and conditions under which the stock options were granted, subject to the prior expiry of his stock options in accordance with their terms.

(b)

In the event that employment is terminated as a result of the death or permanent disability of Mr. Bourgeault, Mr. Bourgeault or his estate or legal representative would not be entitled to receive any additional compensation other than the salary, bonus, benefits, or other sums due up to and including the termination date. All stock options, including options based on the achievement of certain performance criteria, whether or not actually achieved, would fully vest and be exercisable over a period of one year from the date of termination.

Robert Huizinga

Under an employment agreement between the Company and Robert B. Huizinga dated January 1, 2012, Mr. Huizinga was appointed Vice President, Clinical Affairs of the Company. His salary is reviewed at least annually by the Company. The agreement provides that Mr. Huizinga shall devote his sole skill and efforts to discharging his duties to the Company on a full-time and exclusive basis. In addition to his base salary, Mr. Huizinga is entitled to participate in the Company’s benefits program and is eligible to receive a cash bonus with a target payment of 40% of his base salary based upon the achievement of certain corporate performance goals as the Board may establish from time to time and ratified by the Board for each calendar year in accordance with the bonus plan. Mr. Huizinga is entitled to receive stock options pursuant to the Stock Option Plan as may be determined by the Board from time to time. He is entitled to six weeks of paid vacation each year.

Mr. Huizinga is also entitled to receive a retention incentive, granted to him in 2012, whereby he shall receive 0.1675% of royalty licensing revenue for royalties received on the sale of voclosporin by licensees and/or 0.025% of net sales of voclosporin sold directly by the Company, to be paid quarterly as that revenue is received by the Company, provided that he is employed by or a consultant to the Company or one of its subsidiaries at the time such amount is payable. Should he cease to be employed by or cease to be a consultant to the Company or one of its subsidiaries, payment obligation to him shall cease. Should the Company sell substantially all of the assets of voclosporin to a third party or transfer those assets to another party in a merger in a manner such that this payment obligation is no longer operative, he will be entitled to receive 0.025% of the value attributable to voclosporin in the transaction, provided that he is serving as an officer of the Company at the time of the transaction. Should his employment be terminated without “cause” as set forth in his employment agreement, the employment condition for payment shall not apply. Mr. Huizinga agreed to non-competition, non-solicitation, non-disclosure and assignment of intellectual property provisions in favour of the Company.

Pursuant to Mr. Huizinga’s employment agreement, termination and change of control benefits are as follows:

(a)

In the event that Mr. Huizinga’s employment is terminated (i) by the Company without just and sufficient cause; (ii) by Mr. Huizinga for “good reason”; or (iii) by the Company or by Mr. Huizinga for “good reason” following a change in control of the Company, Robert Huizinga is entitled to receive a cash payment in an amount equal to one month of his base salary then in effect per year of service to a maximum of 18 months, any bonus earned by Mr. Huizinga as of the termination date and the cash value of benefits and perquisites provided to Mr. Huizinga with respect to the immediately preceding fiscal year. In the case of (i) or (ii) above, all of his unexercised stock options, including options based on the achievement of certain performance criteria, whether or not actually achieved, would fully vest and would be exercisable over a period of 90 days pursuant to the terms and conditions under which the stock options were granted, subject to the prior expiry of his stock options in accordance with their terms. In the case of (iii) above, all of his unexercised stock options, with the exception of options based on the achievement of certain performance criteria, would fully vest and would be exercisable over a period of 90 days pursuant to the terms and conditions under which the stock options were granted, subject to the prior expiry of his stock options in accordance with their terms.

(b)

In the event that employment is terminated as a result of the death or permanent disability of Mr. Huizinga, Mr. Huizinga or his estate or legal representative would not be entitled to receive any additional compensation other than the salary, bonus, benefits, or other sums due up to and including the termination date. All stock options, including options based on the achievement of certain performance criteria, whether or not actually achieved, would fully vest and be exercisable over a period of one year from the date of termination.

Terminated Executive

Stephen W. Zaruby

On April 10, 2016, the Company’s former President and CEO, Stephen Zaruby, resigned from his position as an officer and director of the Company. The Company entered into a departure agreement with him whereby the Company will pay him $597,000 in equal instalments over a period of 14 months.

Estimated Termination Payments

The table below reflects amounts that would have been payable to each NEO if his employment had been terminated on December 31, 2016 either (i) without cause, or (ii) following or in connection with a change in control.

	Termination Without Cause			Termination Following Change in Control
	Severance ($)	Accelerated Vesting of Options(9) ($)	Continuation of Benefits ($)	Severance ($)	Accelerated Vesting of Options(1) ($)	Continuation of Benefits ($)
Charles A. Rowland, Jr.	664,556(1)	Nil	28,222	909,556(2)	Nil	28,222
Dennis Bourgeault	415,298(3)	Nil	Nil	415,298(3)	Nil	Nil
Neil Solomons	436,246(4)	Nil	8,706	496,870(5)	Nil	6,965
Michael Martin	340,408(6)	Nil	9,580	394,420(7)	Nil	7,664
Robert Huizinga	343,612(8)	Nil	Nil	343,612(8)	Nil	Nil

Notes:

(1)	Severance amount is comprised of 12 months’ salary in the sum of $490,000 plus 2016 accrued bonus of $173,919 and accrued vacation pay of $637. The bonus was paid out in the first quarter of 2017.

(2)	Severance amount is comprised of 18 months’ salary in the sum of $735,000 plus 2016 accrued bonus of $173,919 and accrued vacation pay of $637. The bonus was paid out in the first quarter of 2017.
(3)

Severance amount is comprised of 18 months’ salary in the sum of $301,725 plus accrued bonus of $58,126, accrued vacation pay of $49,709 and the value of benefits in the immediately preceding year in the amount of $5,738. The bonus was paid out in the first quarter of 2017.

(4)	Severance amount is comprised of 15 months’ salary in the sum of $303,123 plus accrued bonus of $89,864 and accrued vacation pay of $43,259. The bonus was paid out in the first quarter of 2017.
(5)	Severance amount is comprised of 18 months’ salary in the sum of $363,747 plus accrued bonus of $89,864 and accrued vacation pay of $43,259. The bonus was paid out in the first quarter of 2017.
(6)	Severance amount is comprised of 15 months’ salary in the sum of $270,063 plus accrued bonus of $62,431 and accrued vacation pay of $7,914. The bonus was paid out in the first quarter of 2017.
(7)	Severance amount is comprised of 18 months’ salary in the sum of $324,075 plus accrued bonus of $62,431 and accrued vacation pay of $7,914. The bonus was paid out in the first quarter of 2017.
(8)

Severance amount is comprised of 14 months’ salary in the sum of $217,292 plus accrued bonus of $69,340, accrued vacation pay of $50,015 and the value of benefits in the immediately preceding year in the amount of $6,965. The bonus was paid out in the first quarter of 2017.

(9)

Represents the value of unvested in-the-money options that would vest upon termination of employment as at December 31, 2016. Closing share price on TSX on December 31, 2016 was CDN$2.83 = US$2.11, converted to US$ at a rate of US$1.00 = CDN$1.3427.

3.1.7	Incentive Plan Awards

a)	Outstanding Share-Based Awards and Option Based Awards

The following table indicates for each of the NEOs all awards outstanding at the end of the 2016 financial year.

Option-based Awards					Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price(2) ($)	Option expiration date	Value of unexercised in-the- money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Charles A. Rowland, Jr.	1,000,000	2.48	June 17, 2021	Nil	Nil	Nil	Nil
	10,000	3.00	March 23, 2021	Nil	Nil	Nil	Nil
	20,000	3.44	November 18, 2019	Nil	Nil	Nil	Nil
	10,000	3.59	January 6, 2020	Nil	Nil	Nil	Nil
Stephen Zaruby	666,746	3.19	February 18, 2019	Nil	Nil	Nil	Nil
	257,234	3.59	January 6, 2020	Nil	Nil	Nil	Nil
	111,582	3.40	August 17, 2020	Nil	Nil	Nil	Nil
Dennis Bourgeault	40,000	3.02	March 30, 2021	Nil	Nil	Nil	Nil
	93,337	3.40	August 17, 2020	Nil	Nil	Nil	Nil
	147,439	3.59	January 6, 2020	Nil	Nil	Nil	Nil
	20,000	3.45	December 11, 2022	Nil	Nil	Nil	Nil
Neil Solomons	40,000	3.02	March 30, 2021	Nil	Nil	Nil	Nil
	147,439	3.59	January 6, 2020	Nil	Nil	Nil	Nil
Michael Martin	40,000	3.02	March 30, 2021	Nil	Nil	Nil	Nil
	147,439	3.59	January 6, 2020	Nil	Nil	Nil	Nil
Robert Huizinga	40,000	3.02	March 30, 2021	Nil	Nil	Nil	Nil
	31,529	3.40	August 17, 2020	Nil	Nil	Nil	Nil
	100,008	3.59	January 6, 2020	Nil	Nil	Nil	Nil
	16,000	3.45	December 11, 2022	Nil	Nil	Nil	Nil

Note:

(1)	Closing share price on TSX on December 30, 2016 was CDN$2.83 = US$2.11, converted to US$ at a rate of US$1.00 = CDN$1.3427.
(2)	Option exercise price has been converted into US$ using the Bank of Canada closing rate on the date of granting of the options.

b)	Value Vested or Earned on Incentive Plan Awards during the Most Recently Completed Fiscal Year

The following table indicates for each of the NEOs the value on vesting of all awards during the 2016 financial year.

	Option-based Awards		Share-based awards - Value vested during the year	Non-equity incentive plan compensation - Value earned during the year
Name	Number of Securities Underlying Options Vested	Value vested during the year(1)
	(#)	($)	($)	($)
Charles A. Rowland, Jr.	166,667	112,378	Nil	Nil
Dennis Bourgeault	30,000	3,034	Nil	Nil
Neil Solomons	30,000	3,034	Nil	Nil
Michael Martin	30,000	3,034	Nil	Nil
Robert Huizinga	30,000	3,034	Nil	Nil
Stephen Zaruby	155,454	31,725	Nil	Nil

Note:

(1)

The value reflected in the above chart relates to the in-the-money value of options at the date of the vesting, and has been converted into US$ using the Bank of Canada closing rate on the date of granting of the options.

3.2	COMPENSATION OF DIRECTORS

As at December 31, 2016, the Board consisted of six non-executive Directors (Messrs. Glickman, Rovinski, Ayers, Jayne, Lee and Randall) and Charles A. Rowland Jr., President and CEO.

Summary Compensation Table:

The following table provides details of the total compensation awarded to the Directors who were not NEOs of the Company during the 2016 financial year.

Name	Earned Fees	Share- based awards	Option- based awards(1)	Non-equity incentive plan compensation	Pension value	All other compensation	Total
	($)	($)	($)	($)	($)	($)	($)
Richard Glickman	88,419	Nil	14,801(2)	Nil	Nil	Nil	103,220
Benjamin Rovinski	43,269	Nil	14,801(2)	Nil	Nil	Nil	58,070
David Jayne	33,862	Nil	14,801 (2)	Nil	Nil	Nil	48,663
Gregory Ayers	42,450	Nil	14,801 (2)	Nil	Nil	Nil	57,251
Hyuek Joon Lee	37,625	Nil	14,801 (2)	Nil	Nil	Nil	52,426
Lorin J. Randall	5,225	Nil	17,875(3)	Nil	Nil	Nil	23,100

Notes:

(1)

Calculated as of the grant date using the Black-Scholes option pricing model. The value shown is calculated by multiplying the number of stock options granted by the Canadian dollar exercise price at the time of grant by the Black-Scholes valuation factor and converting the value into US$ using the Bank of Canada closing rate on the date of granting of the options. The value is the same as the accounting fair value of the full grant, but is not adjusted by the vesting schedule.

(2)	Exercise price = CDN$3.96; Black-Scholes valuation factor = CDN$2.147161—converted into US$ at a rate of US$1.00 = CDN$1.3214.
(3)	Exercise price = CDN$3.65; Black-Scholes valuation factor = CDN$2.347669—converted into US$ at a rate of US$1.00 = CDN$1.3134.

Effective November 4, 2014 the Board eliminated meeting fees. This change was based on a recommendation of the Compensation Committee after consultation with Arnosti.

In 2016, non-management Directors, other than the Chair of the Board, received an annual retainer fee of CDN$40,000 for acting as Board members. The Chair of the Board was entitled to an annual retainer of CDN$100,000. The Chair of the Compensation Committee and Governance & Nomination Committee were each entitled to an additional CDN$10,000 annual retainer and the Chair of the Audit Committee was entitled to an additional CDN$15,000 annual retainer. Each member of the Compensation Committee and Governance & Nomination Committee were entitled to an additional CDN$5,000 annual retainer and each member of the Audit Committee were entitled to an additional CDN$7,500 annual retainer.

Effective November 4, 2014 the Board approved the annual grant of 10,000 stock options to non-management Board members and the grant of 20,000 stock options upon the election or appointment of a new Board member. The Company granted 10,000 stock options to each of the then non-management Directors Glickman, Rovinski, Rowland, Ayers and Jayne on March 23, 2016 at a price of $3.00 (CDN$3.96). The options are exercisable for five years and vest in equal amounts over 12 months. On December 14, 2016, the Company granted to Lorin J. Randall, 10,000 stock options at a price of $2.78 (CDN$3.65). These options are exercisable for ten years and vest in equal amounts over 12 months.

Outstanding Share-Based Awards and Option-Based Awards

The following table indicates for Directors who were not NEOs all awards outstanding at the end of the 2016 financial year.

Option-based Awards					Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price(2) ($)	Option expiration date	Value of unexercised in-the- money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Richard Glickman	10,000	3.00	March 23, 2021	Nil	Nil	Nil	Nil
	10,000	3.59	January 6, 2020	Nil	Nil	Nil	Nil
	200,000	3.19	February 18, 2024	Nil	Nil	Nil	Nil
Benjamin Rovinski	10,000	3.00	March 23, 2021	Nil	Nil	Nil	Nil
	10,000	3.59	January 6, 2020	Nil	Nil	Nil	Nil
	20,000	3.19	February 18, 2024	Nil	Nil	Nil	Nil
David Jayne	10,000	3.00	March 23, 2021	Nil	Nil	Nil	Nil
	20,000	3.47	June 2, 2020	Nil	Nil	Nil	Nil
Gregory Ayers	10,000	3.00	March 23, 2021	Nil	Nil	Nil	Nil
	20,000	3.47	June 2, 2020	Nil	Nil	Nil	Nil
Hyuek Joon Lee	10,000	3.00	March 23, 2021	Nil	Nil	Nil	Nil
	20,000	3.47	June 2, 2020	Nil	Nil	Nil	Nil
Lorin J. Randall(3)	10,000	2.78	December 14, 2026	Nil	Nil	Nil	Nil

Note:

(1)	Closing share price on TSX on December 30, 2016 was CDN$2.83 = US$2.11, converted to US$ at a rate of US$1.00 = CDN$1.3427.
(2)	Option exercise price has been converted into US$ using the Bank of Canada closing rate on the date of granting of the options.
(3)	On January 20, 2017, an additional 10,000 stock options were granted to Lorin J. Randall at a price of $2.78 (CDN$3.65) to bring his new Director grant to 20,000 stock options.

Value Vested or Earned on Incentive Plan Awards During the Most Recently Completed Fiscal Year:

The following table indicates for each of the Directors who were not NEOs the value on vesting of all awards during the 2016 financial year.

Name	Option-based Awards		Share-based awards - Value vested during the year	Non-equity incentive plan compensation - Value earned during the year
	Number of Securities Underlying Options Vested(1)	Value vested during the year(2)
	(#)	($)	($)	($)
Richard Glickman	7,500	795	Nil	Nil
Benjamin Rovinski	7,500	795	Nil	Nil
David Jayne	7,500	795	Nil	Nil
Gregory Ayers	7,500	795	Nil	Nil
Hyuek Joon Lee	7,500	795	Nil	Nil

Notes:

(1)	The value reflected in the above chart relates to the in-the-money value of options at the date of the vesting.
(2)	The value vested during the year has been converted into US$ using the Bank of Canada closing rate on the date of granting of the options.

3.3	EQUITY COMPENSATION PLAN

3.3.1	Stock Option Plan

The following is a summary of the material terms of the Stock Option Plan:

•

Administration.  The Stock Option Plan is administered by the Board (or a committee thereof) which has the power to (i) grant options, (ii) reserve Common Shares for issuance upon the exercise of options, (iii) determine the terms, limitations, restrictions and conditions respecting option grants, (iv) interpret the Stock Option Plan and adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Stock Option Plan , and (v) make all other determinations and take all other actions in connection with the implementation and administration of the Stock Option Plan.

•

Number of Securities Issuable.  The Stock Option Plan is a rolling stock option plan that reserves, for issuance pursuant to stock options, a maximum number of Common Shares equal to 12.5% of the outstanding Common Shares of the Company at the time the Common Shares are reserved for issuance. As at May 12, 2017 an aggregate of 4,939,506 Common Shares (or 5.93% of the total number of issued and outstanding Common Shares) are issuable under the Stock Option Plan pursuant to outstanding options leaving a total of5,469,531 Common Shares (or 6.57% of the total number of issued and outstanding Common Shares) issuable under the Stock Option Plan.

•

Eligible Persons.  “Service Providers” are eligible to receive grants of options under the Stock Option Plan. “Service Providers” is defined as bona fide directors, officers, employees, management company employees and consultants and also includes a company of which 100% of the share capital is beneficially owned by one or more individual Service Providers.

•

Shareholder Approval.  The unallocated entitlements under the Stock Option Plan must be approved by the Shareholders every three years. The Shareholders last re-approved the unallocated entitlements under the Stock Option Plan on May 7, 2014. Shareholder approval of the unallocated entitlements is being sought at this Meeting.

•	Grants to One Person. The number of Common Shares reserved for issue to any one person under the Stock Option Plan may not exceed 5% of the outstanding Common Shares at the time of grant.

•

Insiders.  Without the prior approval of the Shareholders, the number of Common Shares being issuable to insiders under the Stock Option Plan at any time, when combined with all of the Company’s other share compensation arrangements, shall not exceed 10% of the issued and outstanding Common Shares, and the number of Common Shares issued to insiders under the Stock Option Plan, when combined with all of the Company’s other share compensation arrangements, shall not exceed 10% of the issued and outstanding Common Shares in any 12 month period.

•

Exercise Price.  The exercise price of options under the Stock Option Plan will be set by the Board at the time of grant and cannot be less than the Market Price (defined in the Stock Option Plan as the closing trading price for the Common Shares on the TSX on the day immediately prior to the date of grant).

•	Vesting. Vesting of options is at the discretion of the Board. Options become exercisable only after they vest in accordance with the respective commitment and exercise form.

•	Term of Options. Options granted under the Stock Option Plan will have a maximum term of ten years from their date of grant.

•	No Assignment. All options will be exercisable only by the optionee to whom they are granted and are non-assignable and non-transferable.

•	Termination of Exercise Right. No option may be exercised after an optionee has left the employ or service of the Company except as follows:

○

in the event of an optionee’s death, any vested option held by the optionee at the date of death will be exercisable by the optionee’s lawful personal representatives, heirs or executors until the earlier of 12 months after the date of death and the date of expiration of the term otherwise applicable to such option;

○

in the event of an optionee’s disability, any vested option held by the optionee will be exercisable until the earlier of 12 months after the date the Board makes a determination of disability and the date of expiration of the term otherwise applicable to such option;

○

generally speaking, vested options will expire 90 days after the date the optionee ceases to be employed by, provide services to, or be a Director or Officer of, the Company, and any unvested options shall immediately terminate.

•	Change in Control. Upon a change in control or takeover bid, vesting can be accelerated in accordance with the provisions set out in the Stock Option Plan.

•

Extension of Expiry Period.  If an option which has been previously granted is set to expire during a period in which trading in securities of the Company by the option holder is restricted by a black-out, or within nine business days of the expiry of a black-out, the expiry date of the option will be extended to ten business days after the trading restrictions are lifted.

•	Amendments Requiring Shareholder Approval. Shareholder approval is required for the following amendments to the Stock Option Plan:

○	an increase to the aggregate percentage of securities issuable under the Stock Option Plan;

○	a reduction in the exercise price of an outstanding option;

○	an extension of the term of any option beyond the expiry date;

○	any amendment to permit assignments or exercises other than by the optionee other than as set out in the Stock Option Plan;

○	amendment to the individuals eligible to receive options under the Stock Option Plan;

○	an amendment to the Stock Option Plan to provide for other types of compensation through equity issuance, other than an amendment in the nature of a substitution and/or adjustment made by the

Board in response to a change to, event affecting, exchange of, or corporate change or transaction affecting the Common Shares; and

○	an amendment which is required to be approved by Shareholders under applicable law (including, without limitation, applicable TSX policies).

•	Amendments Without Shareholder Approval. Subject to the policies of the TSX, the Stock Option Plan may be amended without Shareholder approval for the following:

○	amendments of a “housekeeping” nature;

○	amendments necessary to comply with the provisions of applicable law;

○	amendments respecting the administration of the Stock Option Plan;

○	any amendment to the vesting provisions of the Stock Option Plan or any option;

○

any amendment to the early termination provisions of the Stock Option Plan or any option, whether or not such option is held by an insider, provided such amendment does not entail an extension beyond the original expiry date;

○	any amendments necessary to suspend or terminate the Stock Option Plan; and

○	any other amendment not requiring Shareholder approval under applicable law (including, without limitation, applicable TSX policies).

The Company has not provided any financial assistance to participants under the Stock Option Plan to facilitate the purchase of securities under the Stock Option Plan.

3.3.2	Pension Plan Benefits

The Company does not provide retirement benefits for Directors or Officers.

3.4	SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table indicates the number of Common Shares to be issued upon the exercise of outstanding options, the weighted average exercise price of such outstanding options and the number of Common Shares remaining for future issuance under the Stock Option Plan as at December 31, 2016.

Plan Category	Number of common shares to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of Common Shares remaining available for future issuance under the equity compensation plans (excluding securities reflected in the first column)(1)
Stock Options	3,852,137	2.79(2)	2,748,892
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total:	3,852,137	2.79	2,748,892

Note:

(1)

Under the Stock Option Plan, any increase in the number of outstanding Common Shares will result in an increase in the number of Common Shares that are available to be issued under the plan in the future, and any exercise of an option previously granted under the Stock Option Plan will result in an additional option being available for grant under the Stock Option Plan.

(2)	Weighted-average exercise price of CDN$3.74 converted into US$ at the Bank of Canada closing rate on December 31, 2016 of US$1.00 = CDN$1.342.

3.5	INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No Directors, Officers and employees or former Directors, Officers and employees of the Company nor any proposed nominee for election as a Director of the Company is or was indebted to the Company at any time since the beginning of the fiscal year ended December 31, 2016.

PART 4

REPORT ON CORPORATE GOVERNANCE AND OTHER ITEMS

Corporate governance is the process and structure used to direct and manage the business and affairs of the Company to achieve the Shareholders’ objectives. The Canadian Securities Administrators (the “CSA”) has adopted National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”) to provide guidance to Canadian reporting issuers regarding corporate governance. NP 58-201 relates to a number of significant governance issues, including the proper role of the Board, its structure and composition and its relationship with Shareholders and management. The CSA has also adopted National Instrument 58-101 – Disclosure of Corporate Governance Practices requiring that disclosure be made by a listed corporation of its corporate governance practices. A complete description of the Company’s corporate governance practices, with specific references to NP 58-201, is attached hereto as Appendix “A”. The Board has reviewed the disclosure set out in Appendix “A”.

The Board continues to periodically review corporate governance proposals made by the CSA. As new standards become effective, the Board will review and amend, where necessary and appropriate, its’ corporate governance practices and eligibility of the members of the Board on each committee and shall, if necessary, make appropriate changes.

4.1	COMMITTEES OF THE BOARD

The Board has three standing committees: the Audit Committee, Governance & Nomination Committee and the Compensation Committee. The following are descriptions of the three standing committees of the Board:

Audit Committee

Members: Lorin J. Randall (Chair), Benjamin Rovinski and Richard Glickman

The Audit Committee is presently composed of three Directors, all of whom are “financially literate” as that term is defined in National Instrument 52-110 – Audit Committees (“NI 52-110”). Messrs. Randall and Rovinski are considered independent Directors. Mr. Glickman is not an independent Director. The Company is relying on the exemption set out in section 3.5 of NI 52-110 as a result of and since the resignation of Mr. Ayers from the Audit Committee on May 8, 2017. It is intended that Mr. Glickman be replaced on the Audit Committee following the Meeting. Please refer to the description of the Audit Committee set out in the Company’s annual information form for the year ended December 31, 2016 (the “AIF”), including the information required to be disclosed under NI 52-110, available on the SEDAR website at www.sedar.com.

Compensation Committee

Members: Benjamin Rovinski (Chair) and Hyuek Joon Lee.

The Compensation Committee is presently composed of two independent Directors. Dr. Gregory Ayers was also a member of the Compensation Committee until his resignation on May 8, 2017. It is intended that a third member of the Compensation Committee will be appointed following the Meeting.

The Compensation Committee is responsible for ensuring that effective human resources and compensation policies and procedures are in place for the Company, including oversight of Director, officer and employee remuneration and compensation, employment contracts, together with oversight of the evaluation of management of the Company.

Governance & Nomination Committee

Members: Richard Glickman (Chair), David Jayne and Hyuek Joon Lee.

The Company’s corporate governance committee (the “Governance & Nomination Committee”) is presently composed of three Directors of whom two are independent Directors. Messrs. Jayne and Lee are considered independent Directors. Mr. Glickman is not an independent Director. It is intended that Mr. Glickman be replaced on the Governance & Nomination Committee following the Meeting.

The Governance & Nomination Committee assists the Board in fulfilling its responsibilities in relation to the monitoring and oversight of the quality and effectiveness of the Company’s governance practices and policies, considering nominees for the Board and considering any conflicts of interest.

Communications, Insider Trading, Confidential Information and Disclosure Policies

The Board is committed to an effective communications policy with all stakeholders including Shareholders, suppliers, advertisers, employees, agents and members of the investment community. The Company is committed to complying with all laws, regulations and policies which are applicable to it, as well as to best practices in the field. This commitment is evidenced, notably, by the adoption by the Company of a corporate disclosure policy, fraud policy and insider trading policy.

The Audit Committee reviews in advance all press releases which disclose financial results. Other continuous disclosure documents, including, without limitation, proxy-related materials and the AIF are reviewed by the executive team and, where appropriate, the Board. Where required, these documents are also approved by the Board.

4.2	INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since January 1, 2016, the Company has had no material transaction with an “informed person” (as that term is defined under applicable securities laws).

4.3	SHAREHOLDER PROPOSALS

Shareholders who comply with the applicable provisions of the ABCA are, subject to certain conditions in the ABCA, entitled to have the Company include in its information circular any matter that the person proposes to raise at an annual meeting. Any Shareholder who intends to make such a proposal to be considered by the Company for the next annual general meeting must have arranged for the Company to receive the proposal no later than March 22, 2018.

4.4	ADDITIONAL INFORMATION

Financial information is provided in the Company’s audited financial statements and management’s discussion and analysis for its most recently completed financial year. Copies of these documents and additional information relating to the Company are available on the Company’s website www.auriniapharma.com, on SEDAR at www.sedar.com or at EDGAR at www.sec.gov.

4.5	APPROVAL BY DIRECTORS

The contents of this Circular and the sending thereof have been approved by resolution of the Board.

DATED this 12th day of May, 2017.

ON BEHALF OF THE BOARD OF DIRECTORS OF AURINIA PHARMACEUTICALS INC.

(signed) “Richard Glickman.”	(signed) “Benjamin Rovinski”
Chairman and CEO	Lead Director

APPENDIX A

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Company is committed to the highest standards of corporate governance. The Board and each of its committees have continued to refine the Company’s governance policies and procedures in light of recent regulatory initiatives that have been adopted to improve corporate governance.

Effective June 30, 2005 National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”) were adopted in Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on corporate governance practices. In addition, the Company is subject to National Instrument 52-110 – Audit Committees, which has been adopted in various Canadian provinces and territories and which prescribes certain requirements in relation to audit committees.

The Board will continue to review the Company’s corporate governance practices on an ongoing basis in response to the evolving regulatory standards.

Corporate Governance Disclosure Requirements	The Company’s Governance Procedures

1.     Board of Directors – Disclose how the board of directors (the “Board”) facilitates its exercise of independent supervision over management, including:

(a)    the identity of directors that are independent.

The Board has reviewed the independence of each director of the Board (“Director”) as defined in NI 58-101. A Director who is independent has no direct or indirect material relationship with the Company, including a relationship which in the view of the Board could reasonably interfere with the Director’s exercise of independent judgment. After having reviewed the role and relationships of each Director, the Board has determined that the following Directors nominated by management for election to the Board are independent, namely:

Dr. Benjamin Rovinski

Dr. David R.W. Jayne

Dr. Hyuek Joon Lee

Lorin J. Randall

Dr. George Milne

(b) the identity of directors who are not independent, and the basis for that determination.	The Board has determined, after reviewing the role and relationships of each Director, that the following Directors nominated by management for election are not independent, namely:
	Richard Glickman	Richard Glickman is considered to have a material relationship with the Company by virtue of being the CEO of the Company.

(c)    whether or not a majority of the directors are independent. If a majority of directors are not independent, describe what the Board does to facilitate its exercise of independent judgment in carrying out its responsibilities.

A majority of the Board is independent.

(d)    If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

This information is disclosed in the Circular in Section 2.1.3.

Corporate Governance Disclosure Requirements	The Company’s Governance Procedures

(e)    Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The independent Directors do not hold regularly scheduled separate meetings, but do hold in camera meetings following every meeting of the Board.

(f)    Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

Richard Glickman is the Chair of the Board. Mr. Glickman is not an independent Director. The Chair’s primary responsibility is managing the affairs of the Board including ensuring the Board is organized properly, functions effectively, and meets it obligations and responsibilities as set out in the by-laws of the Company and its mandate. The Chair works to ensure effective relations with the Board, shareholders, other stakeholders and the public. The Board has appointed Dr. Benjamin Rovinski, an independent director, as the Lead Director. The Lead Director’s role is to ensure that the Board functions independent of management and to act as principal liaison between the independent directors and the CEO. The responsibilities of the Lead Director include presiding over meetings of independent directors, reviewing and making recommendations with respect to the agendas, and providing the leadership necessary to provide greater assurance that the Board operates and functions independent of management and that Board functions are effectively carried out.

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	This information is disclosed in the Circular in Section 2.1.2.
2. Board Mandate – Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	A copy of the mandate of the Board is attached to this Circular as Appendix “B”.

3.     Position Descriptions –

(a)    Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board has developed written position descriptions for the Chair of the Board and the Chair of each committee of the Board. The Board has also approved a mandate for the Lead Director which sets out the key duties and responsibilities of the Lead Director.

(b)    Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The Board and the CEO have developed a written position description for the CEO.
4. Orientation and continuing Education – (a) Briefly describe what measures the board takes to orient new directors regarding: (i) the role of the board, its committees and its directors;

The Company has not implemented a “formal” orientation process for its new Directors; however new Directors are given the opportunity to individually meet with senior Management to improve their understanding of the Company’s business. New Directors are also provided with reference materials describing the Company’s organizational structure, the structure of the Board and its

Corporate Governance Disclosure Requirements	The Company’s Governance Procedures

(ii)   the nature and operation of the issuer’s business.

(b)    Briefly describe what measures, if any, the board takes to provide the continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

committees, corporate policies, articles and Bylaws, as well as other Board materials.

In addition, regardless of whether a meeting of the Board is scheduled, all Directors regularly receive information on the Company’s operations, including a report on corporate development activities, operations reports, a financial overview and other pertinent information. All Company executives are available for discussions with Directors concerning any questions or comments which may arise between meetings.

5.     Ethical Business Conduct –

(a)    Disclosure whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

(i)     disclose how a person or company may obtain a copy of the code;

(ii)   describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code;

(iii)  provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

(b)    Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

(c)    Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The Board believes that a culture of strong corporate governance and ethical business conduct must be endorsed by the Board and the executive officers. The Code addresses many areas of business conduct and provides a procedure for employees to raise concerns or questions regarding questionable audit or accounting matters. The Code is available on the Company’s website at www.auriniapharma.com.

The Company has adopted a Corporate Disclosure Policy, which is reviewed annually, as well as Fraud and Whistleblower policies. Quarterly financial packages are reviewed and approved by the Audit Committee. The Annual financial package is reviewed by the Audit Committee prior to being recommended for Board approval and CEO/CFO certification of annual/interim filings.

For any transactions where a Director or executive officer has a material interest, the Board ensures the member discloses such interest and discusses the transaction only once the applicable person is not in attendance.

6.     Nomination of Directors –

(a)    Describe the process by which the board identifies new candidates for board nomination.

(b)    Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nominating process

(c)    If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Board reviews, on an annual basis, both the size and composition of the Board. In considering nominees for election to the Board, the Board takes into account geographic diversity, and considers the primary markets in which the Company operates, as well as the expertise and experience necessary to support the Company’s strategy and operations. The Board considers such matters as a candidate’s integrity, independence, and residency. The Board then assesses each potential nominee against the criteria developed by the Board.

The Governance & Nomination Committee is responsible for identifying nominees for election to the Board. The Governance & Nomination Committee is comprised of three Directors of whom two are independent.

7. Compensation – (a) Describe the process by which the board determines the compensation for the issuer’s directors and officers.	The Compensation Committee is comprised of two independent Directors. The remuneration paid to the Directors and officers is reviewed each year by the Compensation Committee. The

Corporate Governance Disclosure Requirements	The Company’s Governance Procedures

(b)    Disclosure whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

(c)    If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

level of remuneration is designed to provide a competitive level of remuneration. The mandate of this Committee in respect of compensation matters specifically sets out the following duties and responsibilities:

In respect of Director Compensation and Protection:

(a)     Review periodically Director compensation and recommend compensation terms that adequately reflect the responsibilities being assumed by the Directors, the Chair of the Board, and Chairs of the committees of the Board and members;

(b)     Review periodically the Directors’ and officers’ insurance policy and make recommendations for its renewal or amendment or the replacement of the insurer;

(c)     Administer, review, and recommend on all policies of or agreements by the Company with respect to the indemnification by the Company of its Directors and officers, if any.

In respect of the Company’s Officers and Employees and Compensation Plans:

(a)     Review and recommend to the Board the employment, appointment, and compensation arrangements of the CEO of the Company, and in conjunction with the CEO, the employment and appointment of the top executives of the Company and their compensation arrangements, and make changes in these arrangements upon annual reviews of their performance;

(b)     Review with the CEO the position descriptions for the executive employees, ensuring they remain current and accurate;

(c)     Oversee the evaluation of the Company’s CEO;

(d)     Review the CEO’s evaluation of the performance of the employees of the Company, and the CEO’s recommendations with respect to the amount of compensation to be provided to such employees;

(e)     Review the equity compensation plans of the Company for the benefit of employees of the Company and its subsidiaries; review and approve corporate goals and objectives relevant to the CEO and Senior Management’s compensation, evaluate the CEO and Senior Management’s performance in light of those goals and objectives, and make recommendations with respect to the CEO and Senior Executives’ compensation levels based on this evaluation; and make recommendations with respect to the CEO and Senior Executives’ compensation, incentive-compensation plans and equity-based plans; and

(f)       Administer, review and recommend the stock option plans and awards of the Company.

Corporate Governance Disclosure Requirements	The Company’s Governance Procedures
8. Other Board Committees – If the board has standing committees other than the audit, compensation and governance and nominating committees, identify the committees and describe their function.	The Board has no other standing committees.

9.     Assessments – Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

There is currently no formal assessment process. Each of the directors are assessed annually informally as part of the process of determining nominations for election to the Board by each of the other directors.

10.   Director Term Limits and Other Mechanisms of Board Renewal (Manitoba, New Brunswick, Newfoundland and Labrador, Northwest Territories, Nova Scotia, Nunavut, Ontario, Québec and Saskatchewan only) – Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

The Company has not adopted term limits or other mechanisms for Board renewal. The Board has recently gone through an extensive renewal process, as no member on the current Board has been a Director prior to September 2013. Given this recent renewal of the Board, the Company does not consider it appropriate to implement term limits or other mechanisms of Board renewal at this time.

11.   Policies Regarding the Representation of Women on the Board (Manitoba, New Brunswick, Newfoundland and Labrador, Northwest Territories, Nova Scotia, Nunavut, Ontario, Québec and Saskatchewan only) –

(a)    Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

(b)    If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy:

(i)     a short summary of its objectives and key provisions,

(ii)   the measures taken to ensure that the policy has been effectively implemented,

(iii)  annual and cumulative progress by the issuer in achieving the objectives of the policy, and

(iv)  whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.

The Company has adopted a written policy on March 26, 2015 with respect to the identification and nomination of female Directors (the “Diversity Policy”). The Diversity Policy requires that the Board consider diversity on the Board from a number of aspects, including but not limited to gender, age, ethnicity and cultural diversity. In addition, when assessing and identifying potential new members to join the Board or the Company’s executive team, the Board shall consider the current level of diversity on the Board and the executive team. The Board has followed the Diversity Policy in considering potential candidates for election and appointment of members of the Board and the executive team.

12.   Consideration of the Representation of Women in the Director Identification and Selection Process (Manitoba, New Brunswick, Newfoundland and Labrador, Northwest Territories, Nova Scotia, Nunavut, Ontario, Québec and Saskatchewan only) –

Pursuant to the Diversity Policy, the Board does consider and evaluate the representation of women on the Board when identifying and nominating candidates for election and re-election to the Board. Women have served as Directors of the Company in the past. However, the

Corporate Governance Disclosure Requirements	The Company’s Governance Procedures

Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer’s reasons for not doing so.

Company focuses its search for new Directors purely based on the qualification of potential candidates, not specifically based on gender.

13.   Consideration Given to the Representation of Women in Executive Officer Appointments (Manitoba, New Brunswick, Newfoundland and Labrador, Northwest Territories, Nova Scotia, Nunavut, Ontario, Québec and Saskatchewan only) – Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer’s reasons for not doing so.

Pursuant to the Diversity Policy, the Board does consider and evaluate the representation of women on the Company’s executive officer positions when identifying and nominating candidates for appointment as executive officers. However, the Company focuses its search for new executive officers purely based on the qualification of potential candidates, not specifically based on gender.

The Company notes that on January 1, 2016 the Company appointed Rashieda Gluck as an officer of the Company.

14.   Issuer’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions (Manitoba, New Brunswick, Newfoundland and Labrador, Northwest Territories, Nova Scotia, Nunavut, Ontario, Québec and Saskatchewan only) –

(a)    For purposes of this Item, a “target” means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer’s board or in executive officer positions of the issuer by a specific date.

(b)    Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so.

(c)    Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.

(d)    If the issuer has adopted a target referred to in either (b) or (c), disclose:

(i)     the target, and

(ii)   the annual and cumulative progress of the issuer in achieving the target.

The Company has not established a target for the representation of women on the Board or in executive officer positions of the Company by a specific date. The Company does not think it is appropriate to set targets because the Company focuses its search for new Directors and executive officers purely based on the qualification of potential candidates, not specifically based on gender.

Corporate Governance Disclosure Requirements	The Company’s Governance Procedures

15.   Number of Women on the Board and in Executive Officer Positions (Manitoba, New Brunswick, Newfoundland and Labrador, Northwest Territories, Nova Scotia, Nunavut, Ontario, Québec and Saskatchewan only) –

(a)    Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.

(b)    Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.

(a) As at the date of this Circular, none of the Company’s Directors are women.

(b) As at the date of this Circular, none of the Company’s executive officers, including the Company’s major subsidiaries, is a woman.

APPENDIX B

MANDATE OF THE BOARD OF DIRECTORS

Introduction

The primary responsibility of the board of directors (“Board”) of Aurinia Pharmaceuticals Inc. (the “Company”) is to oversee the management of the business and to pursue the best interests of the Company. The Board has plenary power and exercises overall responsibility for the management and supervision of the affairs of the Company.

Board Size and Criteria

Pursuant to the Articles of the Company, the Board must consist of at least one (1) director and not more than twenty (20) directors. The By-laws of the Company require that at least one quarter (1/4) of the Company’s directors be resident Canadians, and that at least two (2) of the Company’s directors must not be officers or employees of the Company or a subsidiary of the Company. A majority of the directors of the Board shall be independent within the meaning of National Instrument 52-110 Audit Committees.

Board Meetings

In order for the Board to transact business, a majority of the directors must be present. The Board shall meet on a regular basis and shall schedule a sufficient number of meetings (whether in person or by teleconference) to carry out its mandate, which shall occur at least once each quarter.

Reports from Committees/Subsidiaries

Unless waived by the Board, each committee chair shall provide a report to the Board on material matters considered by the committee at the first Board meeting after the committee’s meeting. Each board of a material subsidiary that does not have the same directors as the Board shall provide a report to the Board on material matters considered by the subsidiary board at the first Board meeting after the subsidiary’s meeting.

Chairman

The Board shall appoint a Chairman of the Board who shall have responsibility to ensure that the Board discharges its duties and responsibilities.

Outside Advisors

The Board shall have the authority to retain, at the Company’s expense, independent advisors and consultants to advise the Board as it determines necessary to carry out its duties and to fix the remuneration of such advisors and consultants. The Board may request any officer or employee of the Company, or the Company’s internal or external auditors or legal counsel to attend a meeting of the Board or to meet with any directors of, or consultants to, the Board.

Governance

The Board has responsibility for developing the Company’s approach to governance issues although the Governance & Nomination Committee plays a key role by recommending and reporting on governance issues, including ethical conduct, to the Board. The Board may delegate specific governance issues to other committees of the Board. The Board is responsible for establishing the appropriate procedures to ensure that the Board, Board committees and individual directors can function independently of management.

General Duties

It is the duty of the directors of the Company to manage, or supervise the management of, the business and affairs of the Company. In exercising his or her duties, every director shall act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in similar circumstances. Each director shall also comply with the provisions of the Business Corporations Act (Alberta), and the By-laws of the Company.

Directors’ Duties and Responsibilities

The Board has responsibility for stewardship of the Company, including:

•

to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer (the “CEO”) and other executive officers (as defined in National Instrument 51-102 Continuous Disclosure Obligations) and that the CEO and other executive officers create a culture of integrity throughout the organization;

•	adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;
•	the identification of the principal risks of the Company’s business, and ensuring the implementation of appropriate systems to manage these risks;
•	overseeing succession planning (including appointing, training and monitoring senior management);
•	adopting a communication and disclosure policy for the Company;
•	overseeing the Company’s internal control and management information systems;
•	developing the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company; and
•	reviewing and disclosing, no less than annually, measures for receiving feedback from stakeholders.

In addition to the above, the Board shall:

•

with the assistance of the Compensation Committee, review and ratify the employment, appointment, grade levels and compensation of the top five executive employees of the Company, or any additional employees directly reporting to the CEO, and approve all senior officer appointments;

•

with the assistance of the Compensation Committee, develop a position description for the Chief Executive Officer, which together with other board approved policies and practices, should provide for a definition of the limits to management’s responsibilities, and approve the objectives of the Company to be met by the Chief Executive Officer;

•	with the assistance of the Compensation Committee, ensure the performance of the Chief Executive Officer is evaluated at least annually;
•	with the assistance of the Compensation Committee, develop a process to evaluate the effectiveness of each director and the Board as a whole on no less than an annual basis;
•	review and approve the strategic plan, the annual business plan and accompanying capital plan and financial operations budget, including all material capital expenditures;
•	approve material divestitures, acquisition and financial commitments;
•

with the assistance of the Audit Committee, approve the annual audited financial statements, Management’s Discussion and Analysis (“MD&A”), Annual Information Form, management information circular and other annual public documents of the Company;

•	either approve the quarterly reports to the shareholders, including the unaudited interim quarterly statements and the quarterly MD&A, or delegate the responsibility to the Audit Committee;
•	determine the content and frequency of management reports;
•

review any recommendations from regulators or the external auditors respecting their assessment of the effectiveness of the internal controls that come to their attention in the conduct of their work; and

Further the Board will also consider periodically or annually as the case may be:

In Respect of Operations of the Board

(a)	Assess the needs of the Board with respect to the conduct of the affairs of the Board, including:
(i)	the size of the Board;
(ii)	the frequency and location of Board and committee meetings;
(iii)	procedures for establishing meeting agendas and the conduct of meetings;
(iv)	the availability, relevance and timeliness of discussion papers, reports and other information required by the Board;
(b)	Recommend at the first meeting of the Board following each annual meeting, the allocation of directors to each of the Board committees and thereafter, where a vacancy occurs at any time in the membership of any Board committee, recommend a particular director to the Board to fill such vacancy;
(c)	Oversee continuing education for all directors in respect to the Company;
(d)

Oversee the relationship between the Board on the one hand and officers of the Company on the other hand and, if appropriate, make recommendations with a view to ensuring that the Board is able to function independently of management;

In Respect of Governance

(e)	Review periodically the Company’s approach to governance issues;
(f)

Review periodically the mandate for the Board and the positions description for the Chairman of the Board, the President and Chief Executive Officer (“CEO”), and the Chief Financial Officer (“CFO”) of the Company;

(g)	Review periodically the charters of the committees of the Board and, where appropriate, make recommendations thereon including changes in the role, size, composition and structure of the committees;
(h)	Conduct periodic surveys of directors with respect to their views on the effectiveness of the Board, the Chairman of the Board, each committee of the Board and its Chair and individual directors;
(i)

Evaluate periodically the performance of the Chairman of the Board and the Chair of each committee and the performance and contribution of individual directors, having regard for the mandate for the Board and position description for the Chairman of the Board and the results of surveys of the directors, attendance at Board and Board committee meetings and overall contribution;

(j)

Assess the effectiveness and review the performance of the Board as a whole and each committee of the Board, including the Committee and the Chairman of the Board, President and CEO, and CFO of the Company;

(k)	Review the Company’s director qualification criteria including the number of boards on which directors may sit, director tenure, retirement and succession;
(l)	Review the procedure to enable an individual director to engage an outside advisor at the expense of the Company;
(m)	Recommend policies regarding succession in the event of an emergency or the retirement of the Chairman of the Board, CEO, and/or CFO of the Company;

In Respect of Board Composition and Director Nominations

(n)	Review periodically the competencies, skills and personal qualities required of directors in order to add value to the Company, in light of:
(i)	the activities of the Company and the nature of its investments;
(ii)	the need to ensure that a majority of the Board is comprised of individuals, each of whom meets the requirements set out under the heading “Board Size and Criteria” above;
(iii)	the constating documents of the Company;
(iv)	the Company’s governance guidelines;
(o)

Review the competencies, skills and personal qualities of each existing director, and the contributions made by the director to the effective operation of the Board and any significant change in the primary occupation of the director;

(p)	Ensure candidates understand the demands and expectations of a director of the Company and the role of the Board and its committees;
(q)

Oversee an orientation program to familiarise new directors with the business and operations of the Company, including the reporting structure, strategic plans, significant financial, accounting and risk issues and compliance policies, management and the external auditors;

In Respect of Reporting and Disclosure Requirements

(r)

Review and approve the annual corporate governance report to be made the proxy circular prepared in connection with the Company’s annual meeting describing the corporate governance practices of the Company with reference to the reporting requirements of the Toronto Stock Exchange or other applicable securities law requirements;

(s)	Review and approve the statement of executive compensation to be made in the proxy circular prepared in connection with the Company’s annual meeting;
(t)	Review at least annually the “Corporate Disclosure Policy” of the Company;
(u)	Review at least annually the “Code of Ethics & Conduct” of the Company;
(v)	Review at least annually the “Whistleblower Policy” of the Company;
(w)	Review at least annually the “Fraud Policy” of the Company;
(x)	Review at least annually the “Diversity Policy” of the Company;
(y)	Review at least annually the “Indemnity Policy” of the Company;
(z)	Review at least annually the “Terms of Reference for the Chairman of the Board”;
(aa)	Review at least annually the “Mandate of the Board of Directors”;
(bb)	Review at least annually the position description for the CEO of the Company;
(cc)	Review at least annually the position description for the CFO of the Company;
(dd)	Review at least annually the “Audit Committee Charter”;
(ee)	Review at least annually the “Compensation Committee Charter”;
(ff)	Review at least annually the “Governance & Nomination Committee Charter”;
(gg)	Review at least annually the “Disclosure Committee Charter”; and
(hh)	Review at least annually the “Insider Trading Policy”.

Aurinia Pharmaceuticals Inc.

1203 – 4464 Markham Street

Victoria, BC V8Z 7X8

www.auriniapharma.com